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ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
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HONG KONG
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MANNHEIM
MENLO PARK
MUNICH
NEW YORK
[redacted]NCISCO
RE
)
TON, D.C.

04012926

February 16, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
FEB 17 2004
1086

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated February 11, 2004, announcing Wanadoo's results for the year ended December 31, 2003, (ii) its consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, and (iii) its report on operations dated February 10, 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Very truly yours,

Linda Hesse

Linda A. Hesse

cc: Olivier Fauqueux
Wanadoo

dlw 2/19

wanadoo

Paris, 11th February, 2004

Wanadoo: higher than forecast net income and operating income before amortization and depreciation

- **operating income before amortization and depreciation almost quadrupled**
- **net income of 159 million euros**
- **first dividend distribution proposed**

- **Consolidated revenues of 2.617 billion euros in 2003:**
  - 42-percent revenue growth for Access, Portals and e-Merchant segment
  - 4-percent revenue growth for Directories segment
- **Broadband customer base up to 2.45 million at Dec. 31st, 2003 (27% of total customer base)**
- **Consolidated operating income before amortization and depreciation almost quadrupled to 347 million euros in 2003:**
  - Operating income before amortization and depreciation of 45 million euros for Access, Portals and e-Merchant segment
  - Operating income before amortization and depreciation for Directories segment up 16 percent
- **Operating income of 250 million euros in 2003, compared to an operating loss of 6 million euros in 2002**
- **Net income: 159 million euros in 2003**
- **Proposed dividend of 3 euro cents per share**

Wanadoo had consolidated revenues of 2.617 billion euros for full-year 2003, up 26 percent over 2002. Revenues for 2003 were impacted by a change in the accounting method for reporting revenues from Minitel and Internet directories. This change consists in spreading revenues generated by Minitel and Internet directories over the duration of the period advertising is run. It reflects Wanadoo's commitment to applying what is emerging as an international best practice that may become the basis for a requisite standard for all directory companies in Europe. The change in accounting methods had a negative impact of 14 million euros on 2003 revenues, of 12 million euros on operating income and of 8 million euros on net income in 2003.

Wanadoo had net income of 159 million euros in 2003, up from 30 million euros in 2002. This significant improvement in net income can be attributed mainly to better operating performance across the Group, already apparent in the first half of the year. On a full-year basis, Wanadoo's operating income before amortization and depreciation jumped from 90 million euros in 2002 to 347 million euros in 2003. Operating income was to 250 million euros in 2003, in contrast to a 6-million-euro loss in 2002.
At the Annual General Meeting on March 31st, 2004, the Wanadoo Board of Directors will be submitting a proposal to shareholders to distribute a dividend of 3 euro cents per share, corresponding to a payout ratio of 30% on net income.

Communiqué de Presse

Commenting on these results, Olivier Sichel, Chairman and CEO of Wanadoo, declared:

"For the first time ever, at the Annual General Meeting for shareholders, Wanadoo will be proposing that we distribute a dividend of 3 euro cents per share. This dividend is the culmination of a year of profitable growth yielding net income of close to 160 million euros. In its Internet access and service business, Wanadoo has begun to generate positive operating income before amortization and depreciation. In France, operating income before amortization and depreciation increased more than fivefold, and the Group's foreign subsidiaries also made significant progress in this area. Wanadoo Spain and Wanadoo Netherlands broke even in operating income before amortization and depreciation, while Wanadoo U.K. exceeded its target, cutting its loss in operating income before amortization and depreciation by over two thirds. In the same period, our directory business in France outperformed even the most optimistic forecasts, with a 43-percent margin on operating income before amortization and depreciation. In light of these encouraging results, Wanadoo can confidently set ambitious targets for 2004: 1 million additional broadband customers in Europe, 10-15-percent growth in consolidated revenues, and operating income growing 2 times more than revenues. 2003 saw the explosion of the broadband internet market in Europe: in 2004, Wanadoo aims to take an increasing share of this market."

1. Consolidated revenues and income in 2003

1.1 Revenues in 2003 (See press release of February 3rd, 2004)

Wanadoo recorded revenues of 2.617 billion euros in full-year 2003, 26 percent higher than the 2002 figure of 2.075 billion euros. Fourth-quarter revenues stood at 711 million euros, up 13 percent over the 629 million euros booked in the fourth quarter of 2002.

This growth was driven by both of Wanadoo's business segments. The Access, Portals and e-Merchant segment grow by 42 percent from 2002 to 2003. The Directories segment also achieved 4 percent higher growth between 2002 and 2003 (+6 percent on a comparable basis (1)).

Consolidated revenues for 12-month period ending Dec. 31, 2003/2002

(in millions of euros)	2002	2003	Change(*)
Internet Access, Portals, e-Merchant ***of which international***	**1,199** ***389***	**1,708** ***588***	**42%** ***51%***
Access	1,031	1,514	47%
Portals	117	138	18%
e-Merchant	51	56	10%
Directories	**880**	**918**	**4%**
France	841	885	5%
International	39	33	-17%
Other	-5	-9	n.m.
Total Wanadoo revenues ***of which international***	**2,075** ***429***	**2,617** ***620***	**26%** ***45%***

(*) Calculated from non-rounded figures

Consolidated fourth-quarter revenues, 2003/2002

(in millions of euros)	Q4 2002	Q4 2003	Change(*)
Internet Access, Portals, e-Merchant *of which international*	**391** ***119***	**467** ***153***	**20%** ***29%***
Access	316	402	27%
Portals	56	41	-26%
e-Merchant	18	23	27%
Directories	**244**	**245**	**0%**
France	232	234	+1%
International	12	11	-6%
Other	-5	-1	n.m.
Total Wanadoo revenues *of which international*	**629** ***131***	**711** ***164***	**13%** ***25%***

(*) Calculated from non-rounded figures

1.2 Income in 2003

Consolidated gross margin increased by 2 percentage points to 53 percent in 2003 (from 51 percent in 2002), in large part due to optimal cost control both in Internet access (platform, etc.) and directory production (paper and printing), as well as to the restructuring of our Portals business.

Wanadoo's operating income before amortization and depreciation increased from 90 million euros in 2002 to 347 million euros in 2003. This achievement reflects enhanced control over expenses associated with customer care and communications.

Operating income rose sharply to 250 million euros in 2003, following a loss of 6 million euros in 2002. Depreciation and amortization expense remained stable at 97 million euros, reflecting good control over expenditures.

Non-operating expenses in 2003 (30 million euros) may be attributed mainly to restructuring costs at Wanadoo Portals, Wanadoo S.A. and QDQ Media as well as to the loss incurred on the disposal of Wanadoo Edition.

Wanadoo's interest income, net of changes in exchange rates, was 73 million euros in 2003. This was achieved through investment of Group net cash, which amounted to 2 billion euros at Dec. 31st, 2003, compared to 1.546 billion euros at Dec. 31st, 2002.

Based on this new set of results and the prospects of recovering the company's tax credit, Wanadoo recorded a net tax income of 214 million euros.

Amortization of goodwill was 322 million euros in 2003, most of which was due to the non-recurring charge of 245 million euros arising on acquisition of QDQ Media.

Net income was therefore 159 million euros in 2003, considerably higher than in 2002.

Consolidated statement of income, 2003/2002

(in millions of euros)	2003	2002 pro forma(1)	2002
Revenues	**2,617**	**2,073**	**2,075**
Operating expenses	-2,270	-2,017	-1,985
Operating income before amortization and depreciation	**347**	**56**	**90**
D & A	-97	-107	-96
Operating income	**250**	**-51**	**-6**
Interest income, net, and changes in exchange rates, net	73	n.a.	56
Other non-operating income/(expense)	-30	n.a.	18
Employee profit-sharing	-28	n.a.	-27
Tax Income	215	n.a.	58
Net income of the consolidated companies	**480**	**n.a.**	**99**
Equity in net income of affiliates	1	n.a.	1
Goodwill amortization	322	n.a.	-71
Net income	**159**	n.a.	**30**

2. Business segment breakdown

2.1 Access, Portals and e-Merchant segment: operating income before amortization and depreciation of 45 million euros in 2003

a) Access, Portals and e-Merchant segment: revenues in 2003

The segment comprising Internet Access, Portals and e-Merchant sites had revenues of 1.708 billion euros in 2003, an increase of 42 percent over 2002. Revenues for this segment were up 38 percent in France and 51 percent in other countries for full year 2003.

In the fourth quarter, the segment comprising Internet Access, Portals and e-Merchant sites had revenues of 467 million euros, an increase of 20 percent over the 2002 period (391 million euros).

b) Access, Portals and e-Merchant segment: income in 2003

Gross margin for the Access, Portals, e-Merchant segment improved from 35 percent in 2002 to 41 percent in 2003. This increase resulted mainly from optimal control of production costs relating to Internet access (platform, etc.) and more efficient portal management.

The ratio of selling costs to revenues on this segment decreased by over 10 points in 2003 (38 percent, versus 49 percent in 2002), reflecting better targeting of sales and marketing efforts.

The combination of higher gross margin and enhanced control over marketing and administrative costs in 2003 enabled Wanadoo to generate 45 million euros in operating income before amortization and depreciation, in stark contrast to the 166-million-euro loss reported in 2002.

Operating income before amortization and depreciation from Access, Portals, e-Merchant business in France increased in 2003 to 72 million euros, following a mere 8 million euros in 2002.

In the Access, Portals, e-Merchant segment outside of France, Wanadoo sharply reduced its losses in operating income before amortization and depreciation to –27 million euros in 2003, versus –174 million euros in 2002. In 2003, Wanadoo Spain and Wanadoo Netherlands broke even in operating income before amortization and depreciation, in line with Group targets. Wanadoo U.K. (Freeserve) cut its full-year loss in operating income before amortization and depreciation to less than a third of its previous level, while breaking even in the second half of 2003.

The Access, Portals, e-Merchant segment thus recorded a loss of 38 million euros in 2003, down from –246 million euros in 2002.

Statement of income for the Access, Portals and e-Merchant segment, 2003/2002

(in millions of euros)	2003	2002
Revenues	**1 708**	**1 199**
COGs	-1 013	-782
Gross margin	**695**	**417**
SG&A and R&D	-650	-583
Operating income before amortization and depreciation	**45**	**-166**
D&A	-83	-80
Operating income	**-38**	**-246**

2.2 Directories segment: 16 percent growth in operating income before amortization and depreciation

a) Directories segment: revenues in 2003

The Directories segment had 2003 revenues of 918 million euros, up 4 percent over 2002 (6 percent on a comparable basis (1)). Total revenues from directories in France reached 885 million euros, up 5 percent over 2002. Revenues from online directories (Minitel and Internet advertising) and website creation totaled 221 million euros, an increase of 8 percent (15 percent excluding changes in accounting method).

b) Directories segment: income in 2003

Gross margin on directory business gained close to 2 percentage points (from 73 percent to 75 percent) in relation to the previous year, chiefly as a result of lower paper and printing costs and of optimized print runs for hardcopy directories.

Selling costs were held down to 352 million euros in 2003, versus 350 million euros in 2002. This amounts to an increase of under 1 percent, whereas revenues went up 4 percent in the same period.

Profitability on the Directories segment continued to improve in 2003, with operating income before amortization and depreciation rising to 335 million euros, up 16 percent over the 289 million euros booked in 2002. Margin on operating income before amortization and depreciation from the Directories segment thus climbed from 33 percent in 2002 to 36 percent in 2003.

This performance was due in large part to the results achieved by Pages Jaunes S.A. in France, which had operating income before amortization and depreciation of 388 million euros in 2003, up from 317 million euros in the preceding year. Pages Jaunes S.A. pushed its margin on operating income before amortization and depreciation up to 43 percent in 2003, versus 39 percent in 2002.

In the generally unfavorable environment for advertising in Spain today, QDQ Media recorded an operating loss before amortization and depreciation of 37 million euros in 2003.

Operating income on the Directories segment in 2003 stood at 322 million euros, up from 273 million euros in 2002.

Statement of income for the Directories segment, 2003/2002

(in millions of euros)	2003	2002
Revenues	**918**	**880**
COGs	-231	-241
Gross margin	**687**	**639**
SG&A and R&D	-352	-350
Operating income before amortization and depreciation	**335**	**289**
D&A	-13	-16
Operating income	**322**	**273**

3. Outlook

Wanadoo has set itself the following targets for 2004:
- At least 1 million additional broadband customers in Europe
- A 10-15 percent increase in consolidated revenues
- Operating income growing 2 times more than revenues

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at December 31, 2003, more than 9.1 million Internet Access customers and more than 641,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and the U.K., and the n°2 in Spain and in the Netherlands. Wanadoo has more than 2.4 million ADSL and cable subscribers. Wanadoo recorded EUR 2.6 billion in revenues in 2003 and has approximately 6,700 employees.
Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Notes

(1) Figures on a comparable basis are unaudited. The primary adjustments concern changes in the consolidated scope and variations between historical exchange rates (at December 31, 2002) and constant exchange rates (December 31, 2003), and the change in the accounting method for recognizing revenues from the sale of advertising space on electronic directories. Changes in consolidated scope mainly concern Eresmas, which was fully consolidated as of November 1, 2002 (and rebranded Wanadoo Spain following the merger on January 1, 2003), with effect from January 1, 2002 for figures given on a comparable basis.
(2) Total monthly audience for all Wanadoo properties / Source: Nielsen – Home.

Press Contacts:
Tel: +33 (1) 44 44 93 93
Nilou du Castel
Nilou.ducastel@francetelecom.com
Sébastien Goalès / Caroline Ponsi
caroline.ponsi@francetelecom.com
sebastien.goales@francetelecom.com

Investor Relations:
Tel: +33 (1) 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com

Condensed consolidated balance sheet at Dec. 31, 2003

(in millions of euros)	Dec. 31, 2003	(in millions of euros)	Dec. 31, 2003
Long-term assets	**466**	**Shareholders' equity**	**1,943**
Including goodwill, net	126		
Including intangible assets, net	17	**Long-term liabilities**	**56**
Including property, plant and equipment, net	137		
Current assets	**948**	**Current liabilities**	**1,484**
Including trade accounts receivable, net	565	Including trade accounts payable	651
Cash and cash equivalents	**2 069**	Including deferred income	494
TOTAL ASSETS	**3,483**	**TOTAL LIABILITIES & SHAREHOLDERS' EQUITY**	**3,483**

Statement of cash flows for 2003 (Euros, in million)

Net cash and cash equivalents at Dec. 31, 2002	1,546
Net cash and cash equivalents at Dec. 31, 2003	2,005
Increase in net cash and cash equivalents	**459**

Wanadoo key indicators

Division	Indicator	Dec. 31, 2002	Dec. 31, 2003	Change
Internet Access	Active customers (thousands)	**8,535**	**9,153**	+7%
Portals(2)	Unique visitors (thousands per month)	**14,352**	**17,159**	+20%
e-Merchant	Cumulated orders on alapage.com (thousands)	**1,004**	**1,221**	+22%
Directories	Advertisers on the Internet (thousands)	**238**	**275**	+16%

82-5150

WANADOO

CONSOLIDATED FINANCIAL STATEMENTS
for years ending December 31, 2001, 2002
and 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

(In euros thousand, except for per share data)

	Notes	Period ending December 31		
		2003	**2002**	**2001**
Revenues	5	2 617 132	2 074 531	1 563 286
Cost of products and services sold		(1 234 903)	(1 015 574)	(837 347)
Sales expenses		(857 082)	(795 181)	(660 543)
Administrative expenses		(169 928)	(170 233)	(125 504)
Research and development		(7 952)	(3 589)	(3 426)
Operating income before amortisation and depreciation	5	**347 267**	**89 954**	**(63 534)**
Depreciation of fixed assets		(97 276)	(96 021)	(89 491)
Operating income		**249 991**	**(6 067)**	**(153 025)**
Financial income, net	7	76 742	59 046	73 194
Translation adjustment, net		(3 315)	(3 149)	(842)
Operating income of integrated companies		**323 418**	**49 830**	**(80 673)**
Other non-operating income (expenses)	8	(30 474)	17 856	(25 327)
Income tax	9	214 929	58 231	(2 658)
Employee profit sharing		(27 624)	(26 890)	(21 673)
Net income of integrated companies		**480 249**	**99 027**	**(130 331)**
Equity in net income of affiliates	13	694	829	778
Amortization of goodwill	10	(63 212)	(70 615)	(63 881)
Exceptional amortization of goodwill	10	(259 212)		
Net consolidated income		**158 519**	**29 241**	**(193 434)**
Minority interests	23	130	388	209
Net consolidated income, group		**158 649**	**29 629**	**(193 225)**

Earnings per share (in euros)			
Earnings before amortization of goodwill and minority interests			
- net	0,33	0,07	(0,09)
- diluted	0,32	0,07	(0,09)
Net income, group Share			
- net	0,11	0,02	(0,13)
- diluted	0,10	0,02	(0,13)

CONSOLIDATED BALANCE SHEETS

(In euros thousand)

	Notes	2003	2002	2001
		Period ending December 31		
ASSETS				
Goodwill, net	10	126 260	427 738	481 209
Other intangible assets, net	11	16 601	32 910	31 076
Tangible fixed assets, net	12	137 170	164 119	196 017
Investments under the equity method	13	2 504	2 799	1 964
Investment securities, net	14	16 790	21 186	37 853
Other long term assets, net	15	6 489	12 075	14 925
Long term deferred tax assets, net	9	160 127	6 603	4 348
Total long term assets		**465 941**	**667 430**	**767 392**
Inventories		21 098	28 009	26 922
Trade accounts receivable, net of allowances (57 987 at December 31, 2003, 50 713 at December 31, 2002, 42 610 at December 31, 2001)	16	564 653	575 407	480 922
Current deferred tax assets	9	*189 290*	*86 938*	
Other current assets and prepaid expenses	17	169 445	202 023	385 517
Marketable securities	20	21 098	16 253	16 108
Cash and Cash equivalent	20	2 047 875	1 644 655	1 563 399
Total current assets		**3 013 459**	**2 553 285**	**2 472 868**
TOTAL ASSETS		**3 479 400**	**3 220 715**	**3 240 260**
LIABILITIES				
Capital of 1 495 264 412 shares (nominal value of 0,3 euro per share)		448 579	448 579	432 493
Paid-in capital		4 586 863	6 243 780	6 004 866
Legal retained earnings		(3 183 917)	(4 814 986)	(4 344 469)
Net income, group share		158 649	29 629	(193 225)
Translation reserve		1 728	(588)	2 006
Treasury stock		(68 616)	(68 616)	(53 462)
Shareholder's equity	22	**1 943 286**	**1 837 798**	**1 848 209**
Minority interests	22	**12**	**201**	**1 224**
Long and medium term financial debt	20	307	269	33 647
Other long term debt	21	55 894	38 410	38 391
Total long term debt		**56 201**	**38 679**	**72 038**
Current portion of long and medium term debt	20	7 594	11 615	12 282
Bank overdrafts and other short-term borrowings	20	56 530	103 096	37 251
Trade accounts payable		650 724	601 491	663 930
Provisions and other short term debt	21	256 705	248 978	207 574
Other debt	21	14 186	27 370	30 100
Deferred short term taxes, net	9	11	2 473	570
Deferred income	18	494 151	349 014	367 082
Total short term debt		**1 479 901**	**1 344 037**	**1 318 789**
TOTAL LIABILITIES		**3 479 400**	**3 220 715**	**3 240 260**

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

(In euros thousand, except for per share data)

	Number of shares	*Capital*	*Share premium*	*Reserves*	*Translation reserves*	*Treasury stock*	*Total equity*
Balance at January 1, 2002	*1 433 211 020*	432 493	6 004 866	(4 537 694)	2 006	(53 462)	1 848 209
Net income 2002				29 629			29 629
Acquisition of treasury stock	*(2 314 595)*			5 094		(15 154)	(10 060)
eresMas shares contribuated October 24, 2002	*53 622 122*	16 086	238 914	(282 386)			(27 386)
Translation adjustment					(2 594)		(2 594)
Balance at December 31, 2002	*1 484 518 547*	448 579	6 243 780	(4 785 357)	(588)	(68 616)	1 837 798
Net income 2003				158 649			158 649
Allocation of Wanadoo SA 2002 income to share premium			(1 656 917)	1 656 917			0
Adjustment of treasury stocks						0	0
Translation adjustment					2 316		2 316
Accounting method changes (1)				(55 055)			(55 055)
Others				(422)			(422)
Balance at December 31, 2003	*1 484 518 547*	448 579	4 586 863	(3 025 268)	1 728	(68 616)	1 943 286

(1) the change in the accounting method is detailed in point 2.4 other acounting methods - accounting of products

CONSOLIDATED STATEMENTS OF MOVEMENTS IN CASH FLOWS

(In euros thousand)

	Note	2003	2002	2001
		Period ending December 31		
OPERATING ACTIVITIES				
Consolidated net income, Group share		158 649	29 629	(193 225)
Adjustments to reconcile net income to funds generated from operations				
Depreciation of fixed assets and amortisation of goodwill		419 593	166 636	153 372
Loss (gain) on disposal of assets		17 721	(2 474)	27 022
Change in provisions		40 979	(23 444)	9 154
Undistributed earnings of affiliates		330	(215)	(324)
Deferred taxes		(232 012)	(56 236)	(31 391)
Minority interests		(130)	(388)	(209)
Unrealized effect of change (1)		439	1 844	0
Other non-cash elements		1 049	2 495	434
Change in working capital requirements				
Increase (decrease) in stocks		5 744	(5 864)	(7 854)
Increase (decrease) in accounts receivable		(18 007)	(100 431)	(40 987)
Increase (decrease) in other accounts receivable (1)		68 735	133 315	(137 101)
Increase (decrease) in trade receivables		32 036	(68 909)	132 180
Increase (decrease) in other debt		59 757	73 828	(94 727)
Net cash provided by operating activities		**554 883**	**149 786**	**(183 656)**
INVESTING ACTIVITIES				
Acquisition of tangible and intangible assets, net of change in assets suppliers		(77 100)	(123 210)	(93 685)
Proceeds from disposal of assets		1 907	53 605	1 942
Purchase of treasury stock				
Acquisition of investment securities and subsidiaries, net of cash acquired		(15 457)	(48 376)	(113 316)
Investments in affiliates				
Cash acquired from sale of investments securities and subsidiaries, net of cash acquired		(883)	20 332	1 729
Other decrease (increase) in marketable securities and long term assets		(8 173)	7 793	(8 642)
Net cash used in investing activities		**(99 706)**	**(89 856)**	**(211 972)**
FINANCING ACTIVITIES				
Increase (decrease) in long term debts		(2 972)	(470)	(30 192)
Increase (decrease) in bank overdraft and short-term debts		(47 556)	23 531	(71 747)
Contributions from minority shareholders			83	(13 144)
Dividends paid to minority shareholders				
Net cash provides used in (provided by) financing activities		**(50 528)**	**23 144**	**(115 083)**
Net change in cash and cash equivalents		404 649	83 074	(510 711)
Effect of exchange rates on cash and cash equivalents		(1 430)	(1 818)	7 457
Cash and cash equivalents at beginning of period		1 644 656	1 563 400	2 066 654
Cash and cash equivalents at end of period		**2 047 875**	**1 644 656**	**1 563 400**

(1) A detailed presentation of elements presented historically for other headings for years ending December 31, 2002 and 2001

1 • DESCRIPTION OF THE ACTIVITY

- The Wanadoo group (hereafter to referred to as "Wanadoo") carries out its business in France and in Europe via its subsidiaries across the Internet value chain in access provision, portals, e-merchant, and directories.

2 • ACCOUNTING POLICIES

Wanadoo's consolidated interim financial statements have been drawn up in accordance with accounting principles generally accepted in France, as set out by ruling 99-02 dated April 29, 1999 of the Comité de la Réglementation Comptable (CRC).

2.1 First application of new accounting rules

Financial Security Law

The Financial Security Law (Loi de Sécurité Financière) is enforced since its publication in the Journal Officiel on August 2, 2003. This law includes an accounting provision eliminating the need to hold shares of a controlled entity to consolidate the entity. This provision will be applicable as of January 1, 2004. Wanadoo will identify the effects of this provision as soon as the standardisation bodies will have stated the full modalities of the applicable. At the present date, Wanadoo is not in relation with the said entities.

Ruling CRC 02-10 of December 12, 2002, pertaining to asset amortisation and depreciation

This text redefines amortisation and depreciation and details the conditions in which an impairment test for tangible and intangible assets can be carried out. This text applies to opening balances of accounting period as of January 1, 2005, but can fully be anticipated as of January 1, 2002. The Wanadoo group has not opted for the anticipated application of these rules for its accounts closing December 31, 2003.

Recommendation 03-R of April 1, 2003 of the Conseil National de la Comptabilité relative to accounting rules and evaluation of retirement and related indemnities.

This recommendation, enforced as of Janaury 1, 2004, including the possibility of anticipating the recommendation as of January 1, 2003, states the evaluation methods and booking of retirement indemnities. The text's scope of application focuses on former work-related perquisites, other long term advantages, indemnities due to a breach of a work contract, and the corresponding social dues and tax and payments. Wanadoo is currently reviewing the terms and conditions to implement this recommendation within the Group for its January 1, 2004 application.

Ruling n°2003-05 of November 20, 2003 of the Conseil National de la Comptabilité relative to the booking of Web site creation.

In the continuity of its draft text relative to the definition of assets and the CRC02-10 ruling pertaining to asset amortisation and depreciation, this ruling presents the method to account for and book web site development and creation costs and defines the terms and conditions to book these costs as assets. The Wanadoo group did not opt for the anticipated application of this ruling for its accounts closing at December 31, 2003.

Ruling n°2003-01 of October 2, 2003 of the Conseil National de la Comptabilité relative to the accounting of barter exchanges in the scope of Internet transactions.

This ruling provides the application, the terms and conditions to evaluate the market value as well as additional information to be presented in the appendix in terms of barter exchanges in the scope of Internet transactions. The Wanadoo group did not opt for the anticipated application of this ruling for its accounts closing at December 31, 2003.

2.2 Presentation of the financial statements

Wanadoo's consolidated financial statements are presented in Euros.

- Operating income before amortisation and depreciation of fixed assets are allocated as follows:
  - The cost of products and services sold corresponds to the cost of services and goods sold during the period;
  - Sales expenses stem from expenses linked to actions undertaken by the company to sell its products and services;
  - Administrative costs are expenses related to support function operations (management, accounting, human resources, procurement, strategy, and so on) ;
  - Research and development expenses include research expenses for which original projects have been undertaken and pursued with an objective to

acquire scientific understanding, knowledge or new techniques to develop or to implement marketable production or for internal use, projects or research to realize products, processes, new systems or services or highly improved services, in application with discoveries which have been made or knowledge which has been acquired.

- Operating income is the difference between operating revenues and expenses. Operating income before provisions for amortisation of fixed assets corresponds to operating income before depreciation and provisions of fixed assets.
- Employee profit-sharing is the fruit of growth and is booked on a separate line on the income statement, after operating income.
- "Other non-operating income (expenses), net" primarily includes the proceeds of divestments of consolidated companies and investment securities and changes in provisions for investment securities and market securities, dividends received, as well as the cost and movements in restructuring provisions. They also include proceeds from divestments, which exceed the level of current business operations (real estate assets, leases...).
- Amortisation expenses relative to goodwill pertain to the goodwill for consolidated companies using full and proportional integration methods as well as the equity method.
- The balance sheet presents assets and liabilities in increasing order of degree of liquidity or maturity separated into short-term items (those maturing within one year) and long-term items.
- The cash flow statement shows the movements in cash other than bank overdrafts and marketable securities with maturity of more than three months at acquisition date, the movements of which are shown in financing and investing activities, respectively.

2.3 Consolidation principles

A company, acquired or created, and on which the group has major influence, is consolidated where at least two of the three following thresholds are met:

- 7.5 million Euros in revenues;
- 15 million Euros in total assets;
- 3 million Euros in shareholders' equity.

The key consolidation methods are the following:

- Subsidiaries over which Wanadoo exercises exclusive control, either directly or indirectly, are consolidated using the full consolidation method.
- Companies over which Wanadoo exercises significant influence are consolidated using the equity method.
- The non-consolidated companies referred to in Note 14 "Investment securities" are not significant, either individually or in aggregate, in relation to the consolidated financial statements.
- Significant intragroup operations and balances have been eliminated.

Conversion of the financial statements of foreign subsidiaries

The financial statements of subsidiaries for which the currency is not the euro, are converted as follows:

- Assets and liabilities are converted at the closing rate;
- Income statement items are converted at the average rate for the fiscal year;
- Exchange rate differences arising from the application of these different rates are shown in a separate heading within shareholder's equity.

Accounting for company acquisitions and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and market share is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The difference in the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for fully and proportionally consolidated entities and is included in the heading "Investments accounted for under the equity method" for entities over which Wanadoo has a significant influence.

Goodwill for foreign entities are accounted for as assets in their local currency denomination.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the

specific nature of the business acquired and the strategic value of each acquisition.

Goodwill is subject to impairment review when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the market, or in assumptions or expectations considered at the time of the acquisition.

Wanadoo assesses the fair value of goodwill for each of the consolidated companies or companies accounted under the equity method.

The need to recognise an impairment is assessed with reference to undiscounted cash flows as estimated by Wanadoo management and based on economic and operating assumptions. The current value is the higher value between the market value and the value in use.

Market value is deemed the best estimate between the net cost of the sale of the business in a transaction carried out in normal market conditions. This estimate is valued on the basis of available market information and accounts for special situations.

Due to the short term volatility of stock market valuations and the strategic nature of its investments, Wanadoo favours the discounted cash flow method for its appreciation of value in use. These are assessed, using economic and operating assumptions, which reflect the strategic objectives the group is pursuing as decided by management as follows:

- cash flows are from strategic business plans and do not extend over a 10-year period
- beyond this horizon, flows are extrapolated on by applying the perpetual growth rate specific to each business
- discounted cash flows are based on rates linked to the type of business.

For each case where a sell-off was the preferred decision, the current value is determined in reference to the market value.

In accordance with ruling 99-02 of the Comité de la Réglementation Comptable, acquisition costs relating to shares of an acquired company may be replaced by an amount equal to the value of the assets and liabilities comprising such company's net assets, provided that the acquisition satisfies the conditions set forth in Article 215, the acquisition must be for at least 90% of the share capital of the acquired company and pays for such acquisition in its own shares. Wanadoo's acquisitions of PagesJaunes, Wanadoo España, Wanadoo Nederland, Freeserve and eresMas have been accounted for using the method set forth in Article 215.

2.4 Other accounting policies

Operations in foreign currency

Account balances denominated in foreign currency are converted at the end of the year at the closing rate.

Unrealised gains and losses on account balances denominated in foreign currency are recorded in the income statement.

Accounting for income

Revenues primarily stem from Wanadoo businesses and are accounted for as follows:

- Revenues from subscriptions or package offers linked to access and/or pay-as-you-go connection time are recognised during the period in which the service is performed;
- Revenues relating to online advertising are spread over the duration of the campaign;
- for print directories, sales and advertising revenues are recognised when directories are published. As a result, sales and advertising revenues invoiced before publication of the relevant directory are recorded on the balance sheet under "Deferred income".

Since 2003, revenues from the sale of online advertising space are spread over the duration of the campaign. These revenues, like print directory revenues, are recognized when the directories are published. This method change meets Wanadoo's ambition to meet current international accounting standards and which could be applied to all European directory companies. The impact of this accounting method change, is detailed in paragraph 4, Proforma
Information and 5 – Information per business segment.

Barter exchanges for products and services

Exchanges of services (*"barter"*) are recorded at the value of the service purchased, when known, or at the value of the service sold and calculated on the basis of other transactions for which a reference exists. The market value is assessed by normal sales, meaning equivalent revenue from sales regularly grossed by the company with a third party. If no reliable estimate can be found, the good or service is accounted for an amount equal to the book value of the asset provided for in the exchange, or may be booked as having no value.

Applying a general rule of caution, the Wanadoo group neutralises income from barter operations at the ending of each period.

Internet customer acquisition and fidelity costs

Wanadoo records new customer acquisition costs for Internet access operations in the period in which they are incurred. The costs mainly relate to communication expenses linked to offers and commissions or discounts granted to distributors.

Advertising and related costs

Advertising, promotion, sponsoring and corporate brand communication costs are fully recorded as expenses in the year in which they are incurred.

Research and development costs

Research and development costs are recorded as expenses in the year in which they are incurred. Research and development costs are composed of research expenses on the one hand, undertaking original research, and carried out with the objective to acquire scientific knowledge and understanding or better understand new information technologies. For development, this entails implementing plans and studies before rolling out commercial production or internal use of a product, service, system, process, which may be either new or highly improved and in application with discoveries already made or acquired knowledge.

Web site development costs

Costs relating to the development of Internet sites for commercial use are booked as assets when the following conditions are simultaneously fulfilled:

- the Internet site has good chances of being technically successful,
- the company will finish the Internet site and either market or sell the site,
- the company has the capacity to use and/or sell the site
- the Internet site will generate future economic revenue
- the company has the required resources (technical, financial, other) to finish site development and either market or sell the site,
- the company has the capacity to reliably evaluate expenses related to the development of the Internet site during the development stage.

When expenses meet this criteria, the development and production related costs are booked as assets.

In the operational phase, costs linked to projects are booked as charges, unless it is likely that these expenses will generate future economic advantages which exceeds the current site performance and if these expenses can be reliably attributed to assets.

Earnings per share

Wanadoo presents two types of earnings per share: earnings per share and diluted earnings per share. Earnings per share are calculated according to Notice n° 27 of the OEC. This figure is derived by dividing net results by the average weighted share of shares in circulation for the period. For capital increases in cash, the date at which the funds are made available is the date used; for capital increases linked to third parties bringing forward shares for new consolidated entities, is the date pertaining to the first consolidation period. For shares held in treasury stock (and which) are deducted from the consolidated equity, the number of average weighted shares in circulation are subtracted from the total amount. The number of shares used to calculate diluted earnings includes the conversion rate or ordinary shares of dilutive financial instruments in circulation at the end of the period.

Trade accounts receivable

Due to the different nature of clients (residential, large accounts, SOHOs), Wanadoo does not consider itself to be exposed to a risk due to the concentration of a specific type of client. Provisions for trade accounts receivable are recorded on the base of an evaluation of the risk of non-recovery, based on an individual or statistical assessment of the risk.

Cash

Cash consists of immediately available liquidities and short-term securities without capital risk that mature generally within three months of the date of acquisition. These securities are recorded at historic cost, which reflects their market value.

Market securities

Market securities are recorded at acquisition cost. If necessary, a provision is recorded on a line-by-line basis to reflect the average market value of securities of the same type during the previous month or, in the case of non-listed securities, to reflect probable market value.

Inventory

Inventories and work in progress are valued at the lowest cost and probable net market value. Cost corresponds to acquisition or production cost; for merchandise, production cost is generally determined using the weighted average cost method.

Other intangible investments

Other intangible assets include the licenses and patents. They include direct production costs for publishing companies, which are booked as a balance sheet asset and amortised as revenues related to these various productions are booked.

Brands and market share are booked at acquisition cost; the price is generally calculated when the price of the allocated company uses accepted methods, founded on revenues, costs and market value.

Tangible investments

Tangible investments are recorded at acquisition or production cost.

Expenses linked to maintenance or repair are registered as charges for the related period, unless these expenses are directly linked to increase productivity or the lifespan of a tangible asset.

Goods financed by a lease contract which transfers the risks and rewards of ownership to Wanadoo are recorded as fixed assets with a matching entry in financial debts.

Amortisation of tangible assets is calculated using consumption levels of the economic advantages expected to be reaped. Assets are amortized on a straight line basis in accordance with the useful life of the asset. Generally, assets are amortized over 25 to 30 years for buildings, 5 to 10 years for fixtures and fittings and 1 to 5 years for other tangible assets.

Depreciation of fixed assets

Tangible and intangible fixed assets are depreciated through an impairment charge whenever, due to events or circumstances occurring during the relevant period, their economic value appears to be permanently lower than their net book value (obsolescence, physical impairment, major changes in use, realised performance is lower than estimated performance, revenue loss and other external indicators), their current value is the higher sales value or value of use.

Impairment tests are carried out on a set of assets by comparing the current value versus the net book value (when the need to depreciate the item is necessary, the amount booked is equal to the net book value and the current value).

Regarding assets which are to be kept and used, the current value is most often estimated on the basis of its use, and corresponds to the value of the expected economic advantages to be reaped from its use and its release. It is mainly estimated in regards to the flow of future discounted cash flows in reference to the scope of economic hypotheses and estimated operating conditions retained by Wanadoo management.

For assets to be sold, the current value is determined on the basis of the market value, and is estimated in terms of market reference price.

Investment securities

Investment securities are recorded at the historic cost at which they are acquired by Wanadoo (including, where appropriate, costs directly related to the transaction). A provision for depreciation is recorded if the resulting acquisition price is higher than the value in use, based on Wanadoo management's assessment and based on criteria such as market value, development and profitability perspectives, as well as the outlook on shareholders' equity and depending on the specific nature of each investment.

Deferred taxation

Wanadoo records deferred taxation stemming from temporary differences between the tax value and the accounting value of assets and liabilities, as well as those arising from losses carried forward. Provisions for depreciation of deferred tax assets are recorded based on the probability of recovering these taxes. Deferred tax assets and liabilities are restated when the effects of restatement are noteworthy and when a reliable calendar for reimbursements can be established.

No deferred tax credit or debit is accounted for in the elimination, consolidation or revenues stemming from internal sales of participations from consolidated companies or provisions for depreciation and risks and charges, which are tax deductible, for these items.

Purchase of treasury stock

Purchase of treasury shares are recorded at purchase cost as a reduction to shareholders' equity. When selling treasury stock which has lowered shareholders' equity, losses and gains are posted to the consolidated reserves at the full amount net of taxes. Provisions for depreciation of treasury stock posted to Wanadoo statutory financial accounts are eliminated upon consolidation.

Provisions for risks and charges

Provisions are booked, when at the end of a period, there is a group obligation towards a third party, for whom it is certain or likely that Wanadoo will pay this third party, with no equivalent payment to be expected in return. This obligation can be legal, regulatory or bound by contract.

The estimated amount earmarked for provisions corresponds to the payment the group will have to make to end its obligation. If no reliable estimate for this figure can be provided, then no provision is booked; a note, is provided in the appendices.

Liabilities corresponding to an obligation which is neither probable, nor certain at the date set for account closure, or a likely obligation for which payment is not likely , are not accounted for. A note, is provided in the appendices.

Retirement indemnities

French law requires employers to make a payment to employees on retirement. The amount of the payment depends on the employees's length of service, salary at the date of retirement. The actuarial cost of this commitment is recorded each year throughout the employee's service life.

Changes in actuarial assumptions are recorded in the income statement over the employee's average remaining professional life.

Stock options

Stock options to subscribe to newly issued issued Wanadoo shares and granted to management and employees are recorded at the option exercise date.

Use of estimates

The preparation of financial statements are drawn up in conformity with generally accepted accounting principles requires management to make estimates and assumptions that impact the amounts reported in these financial statements and their accompanying notes, especially in terms of provisions for risks, deferred tax assets, goodwill and investment securities. Published results could differ from these estimates.

3 • CHANGES IN SCOPE OF CONSOLIDATION

The most significant changes in the scope of consolidation that occurred during the periods presented are described below:

- 2003

  - Wanadoo Edition

On September 30, 2003, Wanadoo Portals sold all of its Wanadoo Edition shares to MC2 Entertainment for 9 million euros. In exchange for this transaction, Wanadoo received newly issued MC2 Entertainment totalling a 12% stake.

  - Wanadoo Belgium

On February 6, 2003, via a contractual agreement, Wanadoo International sold all of its Wanadoo Belgium shares to Tiscali NV for 1 euro. Debt booked in the current account remained in Wanadoo Belgium accounts as debt to the subsidiary's former parent company, for a total 9.5 million euros, and was reimbursed in the form of newly issued Tiscali shares, which were sold immediately on the market.

  - QDQ Media

Acting on a previous commitment, Wanadoo purchased the remainder of minority shares and at March 2003 owned 100% of the company.

  - Wanadoo Maps

Wanadoo Maps, 100% owned by Wanadoo Portals and entered the scope of consolidation at January 1, 2003.

  - Internal restructuring

During 2003 Wanadoo pursued its rationalisation and simplification of its legal structures. At January 1, 2003, in Spain, Wanadoo España, Activos Mass Market, Latin Red, Canary Guide and IP Multimedia, all merged with eresMas, which was renamed Wanadoo Spain.

On October 31, 2003, Wanadoo Interactive took over and merged Wanadoo Portals with a retroactive effect of January 1, 2003. The new entity was renamed as Wanadoo France.

These mergers did not impact the group's consolidated accounts, since all merged entities were previously 100% owned by the group and fully integrated before their merger.

- 2002

Key acquisitions

  - eresMas

In July 2002, Wanadoo signed an agreement with telecoms operator Auna, to fully acquire 100% of the Spanish Internet service provider and portals eresMas Interactiva (hereafter referred to as «eresMas»), via a share swap for Wanadoo shares. On October 24, 2002, Wanadoo's shareholder assembly approved Auna's bringing forward of 14 527 thousand eresMas shares, representing 100% of eresMas capital for 255 million euros. In line with the « exchange share agreement » signed with Auna, the number of Wanadoo shares issued in exchange was calculated on the basis of the average share closing price of the Wanadoo shares for the last twenty trading days « date of calling », which is defined as being 8 days before the publication of the meeting in the French publication BALO, or September 15, 2002.

As payment, Wanadoo issued 53 622 thousand shares for a nominal value of 0.3 euro, fully paid up and available as of January 1, 2002.

This acquisition was accounted for under Article 215 of Ruling 99-02.

EresMas and its subsidiaries (Click Viajes, IP Multimedia, Rincon del Vago, Autocity Networks, Canary Guide, Latin Red, eresMas Inc, Europortal Jumpy) entered in the scope of group consolidation at November 1, 2002 and are consolidated in full integration with the exception of Europortal Jumpy which is consolidated using the equity method.

  - QDQ Media

In agreement with previous commitments, Wanadoo purchased part of the shares held by QDQ Media minority shareholders thus bringing its detention rate to 98.18%. Moreover, Wanadoo participated alone in the 24.7 million euro capital increase of QDQ Media via a cash provision of 6 million euros and a shareholders' advance compensation of 18.7 million euros. This capital increase had a dilutive impact of 0.9 point on minority shareholding. At December 31, 2002, total share interest of the Group in QDQ Media totalled 99.06 %.

- Wanadoo Edition

In 2002, Wanadoo Portals purchased the remainder of the shares owned by Wanadoo Edition minority shareholders. The acquisition price for all the shares purchased totalled 13.1 million euros. Consequently at the end of the period, the Wanadoo group owned 100% of Wanadoo Edition.

- Maroc Connect

At end-December 2002, Wanadoo International purchased an additional 3,2% of Maroc Connect capital stock, pushing the group's stake to 93.2%. Wanadoo Group then increased Maroc Connect's capital by incorporating its debt in Maroc Connect for 9.8 million euros. At December 31, 2002, the group's total percentage in Maroc Connect reached 97.88%.

Main disposals

- Wanadoo Services Pro

Wanadoo sold its 100 % stake in Wanadoo Services Pro (operating and developing corporate web sites and hosting) to Cogecom, with a retroactive effect to January 1, 2002.

- Mediatel do Brasil et Telelistas

Wanadoo sold its stake in Mediatel do Brasil and its subsidiary Telelistas, a company formed under Brazilian law, and which publishes directories for the state of Rio de Janeiro. These two companies were totally integrated at December 31, 2001, and were no longer in the scope of consolidation at January 1, 2002.

Internal restructuring

In 2002, the group pursued its rationalisation and simplification of its legal structures, based on business poles. Wanadoo Interactive Cable merged with Wanadoo Interactive, effective retroactively at January 1, 2002 .

The key international stakes were regrouped under Wanadoo International. These reclassifications did not impact the group's net consolidated situation, all the participations were 100% owned.

- 2001

Changes in scope of consolidation due to acquisitions:

Share Exchange Offer on Freeserve

In December 2000, Wanadoo launched a share exchange offer to acquire 100% of the share capital of Freeserve. The offer was made on the basis of 0.225 new Wanadoo share for each Freeserve share. At December 31, 2001, 230,069,681 Wanadoo shares were issued representing a purchase price of 2,078 million Euros. The acquisition of Freeserve was accounted for under Article 215 of ruling 99-02 of the Comité de la Réglementation Comptable. Consequently, no goodwill was recorded.

Acquisition of Indice Multimedia

On December 18, 2000 Wanadoo reached an agreement to acquire 100% of the share capital of Indice Multimedia. Shareholders approved the issuance of 20,325,444 Wanadoo shares and the payment of 80,529 thousand Euros in cash at the General Meeting of March 22, 2001, in exchange for 88.06% of Indice Multimedia share capital. In addition, commitments to sell and buy shares were concluded with the employees and a group of shareholders, mainly composed of the directors of Indice, on the basis of 229.37 Euros for each share brought forward. Consequently, 0.707% of the shares were acquired from Indice employees in July and October 2001. Capitalization of part of the Wanadoo loan had a dilutive impact of 7.14 points on minority shareholding. At end-December 2001, total share interest of the group in Indice Multimedia totaled 94.56%. Goodwill arising from this acquisition amounts to 322 million Euros and is amortized over a twenty-year period.

Changes in scope of consolidation due to mergers:

In order to rationalize the main activities (access, portals, e-merchant), mergers occurred within the group in 2001:

- Wanadoo Portails merged with Wanadoo Audiovisuel, Mappy, FT2Mjeux, (all three are consolidated subsidiaries), and FT2M Education, Echo Interactive (non consolidated subsidiaries);
- Wanadoo Services Pro merged with Immedia and Medialine (both acquired in February 2001);
- Wanadoo E-Merchant (formerly Alapage) merged with La Générale du Livre, LaLibrairie.com (consolidated

subsidiaries) and Alapage SARL (non-consolidated investment). The Sous La Lampe company was already merged with LaLibrairie.com;

- Chronaxies, which was not consolidated, merged with Wanadoo Data (formerly Mediatel).

4 • PRO FORMA INFORMATION RELATIVE TO FINANCIAL STATEMENTS

The pro forma consolidated statements of income presented below are for illustrative purposes only, and intend to present the effect of Wanadoo's key acquisition in 2002: eresMas, and in 2001, Freeserve. The pro forma statements are illustrative examples and cannot be used to assess the financial conditions and the prospective results and cash-flows of the entity formed by Wanadoo, eresMas and Freeserve. Moreover, these accounts show n change in the accounting method for the calculation of revenues generated by the sale of advertising space on electronic directories.

4.1 Combined proforma statement of income at December 31, 2002

(In euros, thousand)	Wanadoo[1]	eresMas 10 months[2]	Change in accounting method[3]	Total
Revenues	2 074 531	58 755	(11 850)	2 121 436
Operating charges	(1 984 577)	(98 078)	2 725	(2 079 930)
Operating income before amortisation and depreciation of fixed assets	89 954	(39 323)	(9 125)	41 506
Amortisation and depreciation of fixed assets	(96 021)	(21 041)		(117 062)
Operating income	(6 067)	(60 364)	(9 125)	(75 556)
Financial income , net	55 897	(257)		55 640
Other non-operating income (expenses), net	17 856			17 856
Employee profit-sharing	(26 890)			(26 890)
Income tax	58 231		3 136	61 367
Equity in net income of affiliates	829			829
Income before amortisation of goodwill and minority interest	99 856	(60 621)	(5 989)	33 246
Amortisation of goodwill	(70 615)			(70 615)
Minority interest	388			388
Net income, group share	29 629	(60 621)	(5 989)	(36 981)

[1] *Wanadoo consolidated accounts for a 12-month period, ending December 31, 2002 (including eresMas for 2 months)*

[2] *proforma eresMas Wanadoo consolidated accounts for January to October 2002*

[3] *change in accounting method regarding the booking of revenues generated by the sale of advertising space on electronic directories*

4.2 Proforma statement of income at December 31, 2001

(In euros, thousand)	Wanadoo [1]	Freeserve 2 months	eresMas 12 months [3]	Change in accounting method [5]	Total
Revenues	1 563 286	18 992	54 026	(8 450)	1 627 854
Operating charges	(1 626 821)	(30 424)	(113 178)	825	(1 769 598)
Operating income before amortisation and depreciation	(63 534)	(11 432)	(59 152)	(7 625)	(141 744)
Amortisation and depreciation	(89 491)	(1 521)	(21 878)		(112 890)
Operating income	(153 025)	(12 953)	(81 030)	(7 625)	(254 634)
Financial income, net	72 352	706	(1 834)		71 224
Other non-operating income (expenses), net	(25 327)	(40 077) [4]			(65 404)
Employee profit-sharing	(21 673)				(21 673)
Income tax	(2 658)			2 702	44
Equity in net income of affiliates	778				778
Income before amortisation of goodwill and minority interest	(129 553)	(52 324)	(82 864)	(4 923)	(269 664)
Amortisation of goodwill	(63 881)	(2 174)			(66 055)
Minority interest	209	726			935
Net income, group share	(193 225)	(53 772)	(82 864)	(4 923)	(334 784)

[1] *Wanadoo consolidated accounts at December 31, 2001*
[2] *proforma Freeserve consolidated accounts for January and February 2001*
[3] *proforma eresMas consolidated accounts for full-year 2001*
[4] *primarily includes the depreciation of Freeserve investments in Internet companies including: Telepost, Global.net, Stock Academy*
[5] *change in accounting method regarding the booking of revenues generated by the sale of advertising space on electronic directories*

5 • INFORMATION PER BUSINESS SEGMENT

Wanadoo operates through two key segments, established on the basis of operational criteria, including the growth potential, investment strategy and profitability that characterise the relevant markets. Wanadoo's business segmentation may change in the future depending on changes in these criteria.

The table below presents a breakdown of the key operating segments:

(in euros, thousand, excluding staff)	Access, Portals and e-Merchant	Directories	Others [3]	Total Wanadoo
At December 31, 2003				
Revenues	1 708 419	918 048	(9 335)	2 617 132
Operating income before amortisation and depreciation	45 312	335 076	(33 121)	347 267
Amortisation	(83 226)	(13 079)	(971)	(97 276)
Operating income	(37 914)	321 997	(34 092)	249 991
Tangible and intangible investments	63 791	10 926	1 301	76 018
Active headcount[2]	2 161	4 268	139	6 568
At December 31, 2002				
Revenues	1 198 994	880 367	(4 830)	2 074 531
Operating income before amortisation and depreciation	(166 258)	288 656	(32 444)	89 954
Amortisation	(79 908)	(15 486)	(627)	(96 021)
Operating income	(246 166)	273 170	(33 071)	(6 067)
Tangible and intangible investments	92 228	13 772	1 757	107 757
Active headcount	2 323	4 282	156	6 761
At December 31, 2001				
Revenues	715 930	848 165	(809)	1 563 286
Operating income before amortisation and depreciation	(289 914)	(238 526)	(12 147)	(63 534)
Amortisation	(64 468)	(19 840)	(183)	(89 491)
Operating income	(359 382)	218 686	(12 330)	(153 026)
Tangible and intangible investments	95 750	13 472	1 343	110 566
Active headcount	2 130	4 356	102	6 588

[1] Previously EBTIDA

[2] Active full-time headcount, excluding civil servants provided on a secondment basis and invoiced by France Telecom

[3] Elements of the holding company and intersegment eliminations

[4] Impact of the accounting change on advertising changes, in online directories billed by the directories to be published totalled 13.8 million euros in revenues and 11.8 million euros for operating income before amortisation of and operating income.

Analysis per geographic zone

	Period ending		
(in euros, thousand)	December 31, 2003	December 31, 2002	December 31, 2001
Revenues			
France	1 998 726	1 646 052	1 329 779
Other	618 406	428 479	233 507
Fixed assets			
France	76 785	110 746	172 173
Other	76 987	86 283	54 920

6 • PERSONNEL EXPENSES

(in euros, thousand, excluding staff)	December 31, 2002	Period ending December 31, 2002	December 31, 2002
Average headcount [1]	6 568	6 761	6 588
• Wages and salaries	298 013	298 103	260 718
• Social security expenses	102 573	101 873	93 825
Total personnel costs [2]	400 586	399 976	354 543
• Fixed Production	(8 240)	(3 001)	(2 796)
• Change in provision for retirement indemnities	1 540	343	5 994
• Others[3]	9 642	8 645	11 808
Total personnel costs [2]	403 528	405 963	369 549

(1) Average full-time staff
(2) Excluding personnel restructuring and related costs linked to the TOP program (booked as non-operating costs)
(3) Namely taxes on salaries

7 - FINANCIAL INCOME

Financial income for the most part is composed of interest from investment of the proceeds received during the IPO and invested with France Telecom, as well as interests generated by PagesJaunes and Wanadoo Interactive. Foreign exchange had an insignificant impact (-3.3 million euros at December 31, 2003, of which –0.4 million euros and the foreign exchange impact was been included).

8 • OTHER NON-OPERATING INCOME (EXPENSES), NET

Other non-operating income and expenses including:
At December 31, 2003 :

- restructuring costs (13.9 million euros), linked to the TOP program launched end-2002 by France Telecom's new management and which led to layoffs at Wanadoo Portals and Wanadoo SA, site closures at Wanadoo Spain, with the outsourcing of the call center, which is the case for all other subsidiary call centers,
- losses of 11.2 million euros were booked, linked to the sale of Wanadoo Edition assets
- net change for provisions on non-consolidated subsidiaries' current accounts and shares (-4.2 million euros),

At December 31, 2002: Wanadoo Group non-operating income totalled 17.9 million euros and broke down as:

- Disposal of PagesJaunes real estate	17,3
- Disposal of consolidated subsidiaries [1]	16,6
- Change in provision on shares and current accounts in non-consolidated subsidiaries	(12,0)
- Others	(4,0)
	17,9

(1) Wanadoo Services Pro and Médiatel Do Brasil

9 • Income Tax

9.1 Group income tax

The reconciliation between the theoretical tax based on France's legal structure and the tax paid is as follows:

(in euros, thousand)	Period ending		
	December 31, 2003	December 31, 2002	December 31, 2001
Earnings before taxes, minority interests and participations	(56 410)	(28 603)	(190 567)
Legal tax bracket	35,43%	35,43%	36,42%
Theoretical tax	19 986	10 134	69 405
Amortisation of goodwill	(113 342)	(24 320)	(23 265)
Amortisation/provisions for deferred tax depreciation assets and restated (1)	356 555	(340 368)	14 280
Use of previous Wanadoo Interactive tax credit for tax integration		13 556	8 156
Subsidiary losses not included in tax integration	(51 380)	(88 756)	(79 985)
Others (2)	2 865	487 985	8 751
Tax paid	214 929	58 231	(2 658)

(1) In 2003, this corresponds to the amount of a reversal of a provision for depreciation of deferred tax assets on the group's tax credit carried forward, net of the discounted figure.

In 2002, this figure corresponds to the depreciation of deferred tax assets on the group's tax credit forward due to tax integration for a total 391.2 million euros, and the amount of a reversal of a provision for depreciation of deferred tax assets carried forward for Wanadoo SA and Wanadoo Interactive prior to the fiscal integration for the remaining balance.

(2) 2003, includes the effect of the difference between the social result and the consolidated sales Wanadoo Edition assets, as well as the provision for tax risks detailed in the note on tax audits.

In 2002, the effect of elimination in consolidated accounts of the capital gains loss realised by Wanadoo SA when Freeserve, Wanadoo Netherlands and QDQ Media shares were carried forward to Wanadoo International.

9.2 Income tax

In France, deferred taxes are calculated on the basis of voted income tax structures, 35.43% for 2002 and the years thereafter.

Income tax on earnings can be analysed as follows at December 31, 2003 :	€m
Current income tax	(17,1)
Reversal of provision on tax integration credit (excluding the impact of discounting amount)	356,5
Use of the tax integration credit for the full year	(85,2)
Use of the Wanadoo France deficit for the full year to be carried forward	(1,2)
Use of Wanadoo SA's own deficit for the half year to be carried forward	(14,7)
Change in deferred tax structure for companies included in the tax integration	(23,4)

	214,9

At December 31, 2002, deferred tax credits stemming from the Wanadoo tax integration was the object of a full depreciation for 391.2 million euros. In light of the prospects of the profitability of French companies belonging to this tax structure, and recently comforted by the profitable results of Wanadoo France's access business over 2003, have allowed the Group to recognise, for the same period, a deferred income tax credit corresponding to the future income tax credit to be carried over after integrating its paid income tax. Acting conservatively, a depreciation of 24.6 million euros has been maintained, to provision for the possibility of questioning the2000 Wanadoo SA deficits A (see note 25- Off balance sheet commitments and risks).

At December 31, 2002, the income tax was therefore comprised of:	€m
Current income tax	2.0
Reversal of provision of Wanadoo SA tax credits prior to the fiscal integration	13.1
Reversal of provision of Wanadoo Interactive tax credits prior to the fiscal integration	37.7
Change in deferred tax structure for companies included in the tax integration	5.4

	58.2

9.3 Taxes booked to the balance sheet

The net balance on the balance sheet is as follows:

(in euros, thousand)	Period ending		
	December 31,	December 31,	December 31,
Detail of the Wanadoo SA tax structure			
Retirement indemnities	5 897	4 881	4 965
Asset depreciation	7 996	7 371	5761
Temporary provision (not deductible)	10 390	4 271	3274
Losses to be carried forward and ARD (amortisation and depreciation)	315 378	391 220	115 671
Provisions for employee profit-sharing	10 127	9 619	7 632
Other deferred taxes assets	2 594	3 367	420
Deferred taxes liabilities	(5 047)	(6 228)	(3 507)
Provisions for depreciation	(34 827)	(391 220)	(103 002)
Sub-total for Wanadoo SA tax structure	312 509	23 281	31 215
Other tax structures (1)	36 898	64 032	0
Net deferred taxes, group share	349 407	87 313	31 215

(1) These are for the most part deferred tax assets carried forward on Wanadoo SA and Wanadoo Interactive Wanadoo tax credits, booked prior to the fiscal integration.

The group's net position is booked as follows on the balance sheet:

(in euros, thousand)	Period ending		
	December 31, 2003	December 31, 2002	December 31, 2001
Deferred net income tax assets, long term (more than 1	160 127	6 603	4 350
Deferred net income tax assets, short term	189 290	86 938	30 373
Deferred net income tax liabilities long term (more than 1 year)	0	(3 755)	(2 937)
Deferred net income tax liabilities, short term	(11)	(2 473)	(570)
Total	349 407	87 313	31 215

10 • GOODWILL

The table below shows a breakdown of the net book value of goodwill for fully consolidated companies:

(in euros, thousand)		Period ending				
		December 31, 2003			December 31, 2002	December 31, 2001
	Amortisation period	Gross value [1]	Cumulated amortisation	Net value	Net value	Net value
QDQ Media	20 years	356 397	(287 781)	68 616	310 842	310 000
Intracus Ltd	5 years	55 058	(40 375)	14 683	27 840	42 516
Wanadoo E-Merchant	5 years	47 198	(40 123)	7 075	16 515	25 955
Kompass France	20 years	14 006	(2 800)	11 206	11 906	12 606
Marcopoly	5 years	24 246	(18 579)	5 667	10 516	15 365
Wanadoo Netherlands	5 years	6 000	(1 805)	4 195	5 670	0
Wanadoo Maps	5 years	9 877	(5 934)	3 943	0	0
Wanadoo France	5 years	29 552	(21 142)	8 410	14 321	20 233
Wanadoo Spain	5 years	27 033	(26 961)	72	5 377	10 753
Wanadoo Edition	5 years				16 487	9 350
Wanadoo Belgium	5 years				4 297	12 315
Wanadoo Services Pro	5 years				0	16 540
Others		20 912	(18 519)	2 393	3 967	5 576
		590 279	(464 019)	126 260	427 738	481 209

[1] goodwill booked in currency is converted at the end of the period..

The change in net value of goodwill can be analysed as follows::

(in euros, thousand)	Period ending		
	December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	427 738	481 209	139 864
• Acquisitions/disposals	18 071	19 472	402 899
• Depreciation expenses	(63 212)	(70 615)	(63 881)
• Exceptional amortisation	(259 212)		
• Translation adjustment	(1 934)	(2 328)	2 327
• Others	4 810		
Closing balance	126 260	427 738	481 209

The main acquisitions are:

- QDQ Media: buyout of last minority stakes for 11.6 million euros
- Wanadoo Maps: company owned since September 2000 and consolidated for the first time in 2003. Goodwill totalled 9.9 million euros.
-

Disposals are only composed of goodwill linked to the removal of Wanadoo Belgium and Wanadoo Edition from the scope of consolidation for a respective net value of 3.7 million euros and 0 (the net value of Wanadoo Edition's goodwill was fully depreciated on June 30, 2003 due to an expected capital loss.

Items booked under « Others » are composed of the translation adjustment for the gross value of the QDQ Media acquisition, after correcting a mistake on the QDQ Media acquisition balance sheet, identified over the first half of 2003.

Moreover, the current value of goodwill (impairment test) was analysed in the scope of the closure of half-year accounts, based on the method described in Note 2- Accounting principles, using business plans which do not exceed 10 years, a perpetual growth rate ranging between 2% and 3% for Directories, included of which 2% for PagesJaunes; 4% for the Access, Portals and e-Merchant segment, and a discounted cash flow ranging between 9% and 11% for the directories segment and 11.5% for the Access, Portals and e-Merchant segment.

The assumptions used for perpetual growth rate were in the same range as the assumptions used for accounts closed at December 31, 2002. The discount rate used for Internet sector companies has been lowered by one point, reflecting the trend that analysts have adopted in their models for business valuation of Internet service providers. The discount rate used for 2002 has been retained to value the Directory companies, with the exception of QDQ Media. Assumptions used in business plans were reviewed to account for effective performances of the first half of 2003. Excluding QDQ Media, comparing the usage cost with book value did not lead to a change in the depreciation of goodwill at December 31, 2003.

Compared to Wanadoo's ambitions at the acquisition of QDQ Media, the limited growth of published revenues as well as the hardships linked to a persistent poor economic context and competitive environment, as underlined for the full year of 2003, have pushed us to completely review the business plan drawn up in 2002, and to up the discount rate by two points to account for specific risks linked to the company. Following this review, a depreciation for 245 million euros was booked as an exceptional amortisation of goodwill.

11 • OTHER INTANGIBLE INVESTMENTS

(in euros, thousand)	Period ending December 31				
	2003			2002	2001
	Gross value	Cumulated amortisation	Net value	Net value	Net value
Licences, patents and tokens	12 766	(6 546)	6 220	17 921	16 070
Other intangible assets	143 483	(133 102)	10 381	14 989	15 006
Total	156 249	(139 647)	16 601	32 910	31 076

The change in net value for other intangible investments breaks down as follows:

(en milliers d'euros)	Period ending December 31 2003	2002	2001
Solde en début d'exercice	32 910	31 076	24 532
• Acquisitions	21 784	29 889	36 691
• Effet des variations de périmètre (1)	(9 142)	1 156	422
• Cessions	(2 180)	(1 525)	(103)
• Dotation aux amortissements	(34 256)	(25 537)	(28 571)
• Reclassements	7 880	(2 149)	(1 895)
• Variation de change	(395)		
Solde en fin d'exercice	16 601	32 910	31 076

(1) Mainly linked to the sale of Wanadoo Edition.

12 • TANGIBLE INVESTMENTS

(in euros, thousand)	Period ending December 31				
	2003			2002	2001
	Gross value	Cumulated amortisation	Net value	Net value	Net value
Land and buildings	6 448	(797)	5 651	8 849	4 825
Network equipments	113 944	(74 620)	39 324	32 394	27 270
IT equipment	231 666	(160 073)	71 593	98 659	69 076
Other	51 575	(30 973)	20 603	24 217	24 846
Total	403 633	(266 463)	137 170	164 119	196 017

The change in net value of tangible investments breaks down as follows:

(in euros, thousand)	Period ending December 31		
	2003	2002	2001
Opening balance	164 119	196 017	53 343
• Acquisitions	54 235	77 116	74 440
• Changes in scope of consolidation	(1 433)	27 939	29 003
• Sold and scrapped assets	(4 713)	(67 175)	(2 577)
• Depreciation of expenses	(66 242)	(70 475)	(60 919)
• Reclassifications	(7 068)	2 327	1 828
• Translation adjustments	(1 727)	(1 629)	899
Opening balance	137 170	164 119	196 017

In 2002, the Group sold its Sèvres-based property and finance lease to a consortium of real estate investors for 86 million euros. The net book value of the property totalled 66 million euros.

13 • INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

The item « Investments accounted for under the equity method » includes the 50% stake held in Eurodirectory and Europortal Jumpy. The accounting value of these investments accounted for under the equity method breaks down as follows:

(in euros, thousand)	Period ending December 31		
	2003	2002	2001
Eurodirectory			
Opening balance	2 352	1 964	1 653
Stake			
Earnings share	1 175	1 003	778
Dividends paid-out	(1 024)	(615)	(467)
Closing balance	2 503	2 352	1964
Europortal Jumpy			
Opening balance	446	0	
Stake		70	
Earnings share		550	
Dividends paid-out	(446)	(173)	
Closing balance	0	447	

14 •INVESTMENT SECURITIES

The table below shows a breakdown of Wanadoo's principal non-consolidated investments:

	Period ending December 31							
	2003						2002	2001
(in euros, thousand	% stake	Net equity (4)	Net income (4)	Gross value	Provision	Net book value	Net book value	% stake
Access, portals and e-merchant								
France animation (1)							0	2 086
Think Ventures (2)	20,0%			3 262	(3 262)	0	526	582
Netcall (1)							0	730
Wanadoo Maps (3)	100,0%					0	10 290	10 290
Media Gool (1)	0%						266	0
MC2 France	11,83%			9 000	0	9 000		
Directories and other businesses								
PagesJaunes Liban	100,0%	28	(393)	2 125	(1 813)	312	2 093	2 093
Maroc Annuaires	99,9%	1 619	347	4 347	(1 343)	3 004	3 004	2 897
Axilog (1)								7 377
Mezzo	20,0%	5 210	(212)	5 170	(4 370)	800	1 218	4 027
Miscellaneous <2 million				9 800	(6 126)	3 674	3 789	7 771
Total				33 704	(16 914)	16 790	21 186	37 853

(1) Company sold

(2) Internet start-up incubator

(3) company consolidated in 2003

(4) on the basis of 2002 accounts

15 • OTHER LONG TERM ASSETS

Other long term assets primarily includes the long term part of financing current accounts with non-consolidated subsidiaries.

16 • TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable have a due date of less than one year.

Due to the different types of client profiles (households and professionals), Wanadoo does not consider that it is exposed to a concentration of risk.

The break down per gross value and depreciation of client accounts includes:

	Period ending December 31		
(in euros, thousand)	2003	2002	2001
Gross trade receivables	622 640	626 120	523 532
Provisions for allowances	(57 987)	(50 713)	(42 610)
Trade accounts receivable net	564 653	575 407	480 922

17 • OTHER RECEIVABLES AND PREPAID EXPENSES

Other current assets and prepaid expenses breakdown as follows:

	Period ending December 31		
(in euros, thousand)	2003	2002	2001
Personnel-social bodies	24 192	29 386	27 978
Income tax instalments paid	356	17 410	10 767
VAT credit	103 526	98 201	116 009
Current accounts of non-consolidated subsidiaries	1 713	5 863	88 389
Other receivable assets	21 319	34 434	65 319
Prepaid expenses	18 478	16 729	46 682
Total	169 445	202 023	355 145

Tax credits to be carried forward for the French tax integration group-wide compensate for tax payment in 2003 and the group did not pay tax instalments. The instalment paid in 2002 was reimbursed by the French Administration in 2003..

18 • PREPAID INCOME

Prepaid income primarily stems from the sale of advertising inserts billed as directories to be published and as of 2003 prepaid income.

Respecting the accounting method retained for 2003 to account for online revenues, the proforma total of receivables and prepaid income would have totalled 437.7 million euros in 2002 and 443.3 million euros in 2001.

19 • PROVISIONS FOR DEPRECIATION OF ASSETS

Provisions for depreciation of assets, other than tangible and intangible assets break down as follows:

(in euros, thousand)	Opening balance	Net (provision) reversal	Other move-ments (1)	Closing balance
At December 31, 2003				
Investment securities	30 309	(12 555)	840	16 914
Trade accounts receivable	50 713	18 398	(11 124)	57 987
Other assets	12 178	2 155	186	14 518
Market securities	-			-
At December 31, 2002				
Investment securities	64 913	(39 765)	5 161	30 309
Trade accounts receivable	42 610	10 859	(2 756)	50 713
Other assets	5 971	7 301	(1 095)	12 177
Market securities	15	(15)		-
At December 31, 2001				
Investment securities	13 766	(16 529)	67 676	64 913
Trade accounts receivable	18 431	16 680	7 499	42 610
Other assets	7 086	(1 416)	304	5 971
Market securities	-	(10)	25	15

(1) including scope of consolidation and foreign exchange rates.

At December 31, 2003, net provisions mainly focused on depreciation of investments, and more specifically, France Animation assets sold over the period.

The strong increase in the provision for depreciation of trade accounts at QDQ Media led to booking a provision of 11.5 million euros over the period.

At December 31, 2002, net provisions mainly focused on depreciation of investments, breaking down as follows:

€m		
Télépost	(27.0)	(liquidated)
Netcall	(6.4)	(sold)
Clearly Business	(3.6)	(sold)
Others	(2.8)	

Total	(39.8)	

20 •GROSS FINANCIAL DEBT, CASH AND MARKET SECURITIES

(in euros, thousand)	Period ending December 31 2003	2002	2001
Market securities	21 098	16 253	16 108
Cash(1)	2 047 875	1 644 655	1 563 399
Total Market securities and cash	2 068 973	1 660 908	1 579 507
Shareholder advances	4 060	3 659	3 314
Capital leases	175	482	35 666
Other financial debt	60 197	110 839	44 201
Gross financial debt	64 431	114 979	83 180
Of which mature in less than one year	64 124	114 711	49 533
Of which mature in more than one year	307	269	33 647
Net debt	2 004 542	1 545 929	1 496 327

(1) Included in Wanadoo's current account statements and short term investments (less than 3 months) invested with France Telecom for 1 993 million euros at December 31, 2003 and for 1.537 million euros at December 31, 2002, and 1 513 million euros at December 31, 2001.

Since the IPO, group financing needs have been met through proceeds raised at this time, and since 2002, the Group has boosted the amount of cash generated from business, and increased its cash position.

The table below provides a breakdown, by main categories of other financial debt:

(in euros, thousand)	Period ending December 31 2003	2002	2001
Bank loans	1 826	5 707	4 451
Bank overnight loans, overdrafts, credit lines		53 737	3 387
Creditor banks	21 839	31 645	21 482
Other loans	36 531	19 750	14 881
Total	57 996	110 839	44 201

The credit line used for 51.1 million euros, and retained after the eresMas acquisition, was reimbursed over 2003, the company now benefits from financing via the Group. The heading « Other loans » is mainly composed of a current account in sterling pounds contracted by Freeserve from France Telecom for a total 34 million euros at December 31, 2003.

The change in Wanadoo's net debt breaks down as follows:

(in euros, thousand)	Period ending December 31. 2003	2002	2001
Opening balance	114 979	83 180	118 999
• Increase (Decrease) net	(50 784)	(10 603)	(101 932)
• Changes in scope of consolidation (1)	(382)	43 771	66 308
• Reclassifications	3 637		(197)
• Translation adjustments for foreign currency	(3 019)	(1 368)	3
Closing balance	64 431	114 979	83 180

(1). for 2002, this figure includes the disposal of Wanadoo Services Pro and the entry of eresMas in the scope of consolidation. For 2001, this figure includes the entry of QDQ Media in the scope of consolidation at April 1.

Most of the group's debt is short term, or less than one year.

Wanadoo's financial debt is expressed in euros and in sterling pounds for Freeserve.

Given the nature of Wanadoo's financial debt and the lack of major exposure to market risk, Wanadoo has not over the studied periods, resorted to the use of financial derivatives.

21 • PROVISIONS and OTHER DEBTS

Provisions and other long term debt breaks down as follows:

(in euros, thousand)	Period ending at December 31 2003	2002	2001
Retirement indemnities	18 701	17 182	17 354
Provisions for risks - subsidiaries	9 100	8 191	13 204
Other provisions for risks and charges	28 033	8 905	4 896
Total long term provisions	55 834	34 278	35 454
Deferred tax liabilities		3 755	2 937
Other long term debt	60	377	0

Total	55 894	38 410	38 391

Provisions for risks and charges and other short term debt breaks down as follows:

Period ending at December 31

(in euros, thousand)	2003	2002	2001
Provisions for restructuring		0	0
Other short term provisions	9 136	5 155	13 152
Sub-total short term provisions	9 136	5 155	13 152
Charges to pay	247 569	243 824	194 421
Deferred short term tax liability	11	2 473	570
Total	256 716	251 452	208 144

Provisions for risks and charges and other long term debt breaks down as follows:

(in euros, thousand)	January 1, 2003	Provisions for the period	Reversal (provisions used)	Reversal (provisions not used)	Change in scope of consolidation reclassification and others	December 31, 2003
Retirement indemnities	17 182	2 169	(628)	0	(22)	18 701
Provisions for risks – subsidiaries	8 191	14 362	(3 034)	0	(10 419)	9 100
Provisions for restructuring	0	2 751	0	0	(867)	1 884
Other provisions for risks and charges	14 060	35 135	(12 351)	(49)	(1 510)	35 285
Total provisions for risks and charges	39 433	54 417	(16 013)	(49)	(12 818)	64 970
- Of which long term	34 278	36 846	(4 783)		(10 509)	55 834
- Of which short term	5 155	17 571	(11 230)	(49)	(2 309)	9 136

The net impact of expenses incurred breaks down as follows :

(in euros, thousand)	Provisions for the period	Reversal (provisions not used)
Operating income	23 159	-
Non-operating income	31 258	(49)
- of which financial income	6 605	-

Provisions for restructuring are linked to costs for employee reduction at Wanadoo Portals in the beginning of the period.

Other provisions for risks and charges primarily include:

- A provision for pending litigation with former PagesJaunes employees for 7.2 million euros,
- A provision for pending litigation in sales agreements (for Wanadoo France) for 6 million euros (of which 3 million euros were provisioned over the period).
- A provision for tax risks for 18 million euros.

These litigations are detailed in note 25- Off-balance sheet commitments and risks.

22 • SHAREHOLDERS' EQUITY and MINORITY INTERETS

At December 31, 2003, Wanadoo capital was divided into 1 495 264 412 shares at a nominal share price of 0.3 euro.

The change in Wanadoo's minority interests break down as follows:

(in euros, thousand)	December 31, 2003	December 31, 2002	December 31, 2001
Opening balance	201	1 224	2 691
• Net income	(130)	(388)	(209)
• Change in scope of consolidation	(52)	(650)	(1 260)
• Translation adjustment	(7)	15	2
Closing balance	12	201	1 224

Over 2003, the changes in scope of consolidation mainly pertain to the buyout of minority stakes in QDQ Media (see. note 3-Changes in scope of consolidation) and Maroc Connect.

The remaining minority interests include Rincon del Vago and Autocity Networks. The revenue share of these minority interest in the shareholders' equity is negative, limited to zero, with losses booked by the group.

23 • STOCK OPTION PLAN

Stock-option plan 2000

Various stock option plans approved by Wanadoo's Board of Administration are reviewed hereafter :

This plan was designed for employees Wanadoo and corporate representative and subsidiaries excluding Freeserve. The conditions are laid out in plan 1 and have no performance related conditions. Plan 2 includes performance conditions.

Exercising options under plan 2 is linked to the following performance conditions:

- if growth in Wanadoo share price over a 5 year period is less than 80% of the Eurostoxx Telecommunications index over the same period, then only 50% of the options can be exercised
- if share growth is housed in an 80 - 100% range, then 66.66% of the options can be exercised
- if share growth is between 100 - 120%, then 83.3 % of the options can be exercised
- if share growth exceeds 120% then 100% of the options can be exercised .
- other stock options can be exercised 3 years after their attribution date, but cannot be sold off until after 4 years of their attribution date.

Stock-option plan: April to November 2001

This plan was designed for employees Wanadoo and corporate representative and subsidiaries excluding Freeserve. All stock options can be exercised 3 years after their attribution date, but cannot be sold off until after 4 years of their attribution date.

Exercising the options attributed to members of the Board of Administration of the Wanadoo group is moreover linked to the following performance conditions:

- 15% of the options can be exercised if the Wanadoo share price is higher than the price of the Eurostoxx Telecommunications index
- 15% of the options can be exercised if the Wanadoo share price is equal to or higher than the evolution of the five shares carrying out the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro)
- 50% of the options can be exercised if Wanadoo pro forma operating income before amortisation, on a like for like basis, is positive at Q4 2002

- 20% of the options can be exercised requiring no specific conditions.

Stock-option plans : June and November 2002

These stock option plans were designed Wanadoo and corporate representative and subsidiaries excluding Freeserve. All attributable options can be exercised 3 years after their attribution date, but cannot be sold off until after 4 years of their attribution date.

- *Freeserve stock-option plan of March 2001*

This stock option plan is exclusively reserved for stock options attributed to Freeserve employees:

- 10% following a 6 month period post attribution date
- 10% following a 12 month period post attribution date
- 40% following a 24 month period post attribution date
- 40% following a 36 month period post attribution date

- *Freeserve stock-option plan of November 2001*

This stock option plan is exclusively reserved for stock options attributed to Freeserve employees and includes two plans.

Plan 1 concerns 583 182 options which can be exercised under the following conditions:

- 50% following a 22 month period post attribution date
- 50% following a 36 month period post attribution date

Plan 2 concerns 156 706 options which can be exercised under the following conditions:

- 50% following a 19 month period post attribution date

50% following a 31 month period post attribution date

- *Freeserve stock-option plans – June and November 2002*

These stock option plans are exclusively reserved for stock options attributed to Freeserve employees, and can be exercised as follows:

- 50% following a 24 month period post attribution date
- 50% following a 36 month-period post attribution date.

- *Plan de stock-options 2003*

These stock option plans were designed Wanadoo and corporate representative and subsidiaries. All attributable options can be exercised 3 years after their attribution date, but cannot be sold off until after 4 years of their attribution date.

The different stock options attributed to employees are detailed in the table below:

	Number of share	Weighted share price for the period (in euros)
Stock option plans at the beginning of the period	30 412 012	7,43
Attributed	5 400 000	6 ,48
2003 stock-option plan	5 400 000	6,48
Exercised	0	
Cancelled/Returned/Annulled	3 485 057	6,16
2000 stock-option plan	68 000	19,00
Freeserve 2001 stock-option plan	1 824 234	6,12
2001 stock-option plan	412 500	6,00
Freeserve November 2001 stock-option plan	252 286	6,00
2002 stock-option plan	301 000	5,40
Freeserve 2003 stock-option plans	619 037	5,40
2003 stock-option plan	8 000	6,48
Number of share in circulation at December 31, 2003	32 326 955	7,41

The detail of stock options at December 31, 2003 is as follows:

	Number of options	Average weighted time to period availability (in months)	Weighted share price for the period (in euros)	Number of options to be exercised at December 31, 2003
2000 stock-option plan	3 741 000	6,7	19,00	
Freeserve March 2001 stock-option plan	2 041 569	1,1	6,12	1 224 941
2001 stock-option plan	10 654 500	15,7	6,00	
Freeserve November 2001 stock-option plan	678 440	4,2	6,00	339 220
2002 stock-option plan	8 581 000	30,06	5,40	
Freeserve 2002 stock-option plan	1 238 446	12,4	5,40	
2003 stock-option plan	5 392 000	47,5	6,48	
Total	32 326 955	22,5	7,41	1 564 161

At December 31, 2003 the number of attributed stock options represented 2.2 % of shares issued by Wanadoo SA.

24• TRANSACTIONS WITH RELATED PARTIES

Transactions and balances with related parties, summarised below are part of current operations:

Receivables owed by related parties

(in euros, thousand)	Period ending December 31	
Related party	2003	2002
France Telecom	63 456	87 356
Uni 2	5 408	1 195
Other companies of the France Telecom group	5 955	17 367
Total	74 819	105 918

Current accounts and participations invested with France Telecom must be added to these receivables owed, totalling 1 993 million euros at December 31, 2003 and 1 537 million euros at December 31, 2002.

Debt to related parties

(in euros, thousand)	Period ending December 31	
Related party	2003	2002
France Télécom	336 605	256 204
Uni-2	10 250	13 616
FTT (ex EGT)	17 819	
Other companies of the France Telecom group	12 683	12 819
Total	377 357	282 639

Key transactions with related parties

(in euros, thousand)		Period ending December 31	
	Type of transaction	2003	2002
France Télécom	Connectivity	(446 611)	(258 108)
	Advertising fees[(1)]	(17 754)	(15 591)
	Research & development	(6 137)	(2 361)
	Real estate	(18 531)	(14 476)
	Other operating services	(172 496)	(119 583)
	Current account financing	77 894	60 792
Uni-2	Other operating services	(37 593)	(24 928)
Other companies of the France Telecom group		(53 219)	(23 441)

[(1)] *fee relates to « Pages Blanches » (white pages) directory*

France Telecom's higher share in significant debt and transactions stems from France Telecom's increased number of transactions to provide network services and to the internalisation of a number of services provided to customers..

25 • OFF-BALANCE SHEET COMMITMENTS AND RISKS

Key off-balance sheet commitments are listed below:

Legal obligations	Total in euros, thousand	Payments due per period		
		Less than 1 year	From 1 to 5 years	More than 5 years
Simple rental contracts	115 246	30 742	67 846	16 658
Purchase agreements	3 887		3 887	
Commitments on investments	3 615	3 615		
Purchase commitments for goods and services	318 138	196 026	121 079	1 033
Total	440 886	230 383	192 812	17 691

Conditional sales commitments	Total in euros, thousand	Payments due per period		
		Less than 1 year	From 1 to 5 years	More than 5 years
Guarantees	3 046	1066	1980	
Complements to prices	7 136	7 136		
Total	10 182	8 202	1 980	

Lease agreements

Wanadoo has lease agreements related to land, buildings, material, vehicles and other assets. These contracts mature at different dates over the next ten years..

Wanadoo's management anticipates that these agreements will be renewed or replaced upon expiration by other agreements entered into in the normal course of business.

Rental charges recorded in the income statement in respect of operating leases for the period ending at December 31, 2003 amounted to 31.8 million euros, compared to 32.9 million euros at December 31, 2002. Of these 31.8 million euros, 15.8 millions were billed by France Telecom. France Telecom's share in future commitments totalled 21.3 millions for 2004 and 39.5 millions for 2005 to 2007 and 9 million beyond.

Share purchase agreements

Wanadoo SA gave the Phenix bank, a purchase agreements for its Sofica France Image shares valued at 3.8 million euros. France Telecom backed this commitment.
Wanadoo SA also received a promise from the Phenix bank to sell these shares at 3.8 million euros.

Purchase commitment for goods and service

Directory printing
As part of its publishing business, PagesJaunes signs two or three year contracts with paper manufacturers, printers and distributors to realise and print PagesJaunes and l'Annuaire (Yellow and White Pages). These commitments are valued at 63 million euros of which 35 million euros fall due in 2004 and another 28 million euros fall due in 2005. These totals may vary as they are based on real volumes printed each year.
QDQ Media also has commitments to paper manufacturers and printers. These commitments are valued at 9 million euros of which 4.5 million euros for 2004 and 4.5 million euros for 2005.

Network capacity/bandwidth purchases

In the scope of their current operations, group subsidiaries purchase network capacity from France Telecom or other national telcos, depending on the country. These purchases are multi-year deals and totals vary with real traffic.
In the scope of its contract commitments for both Extenso and Tempo, Wanadoo France has signed a network contract with France Telecom in the scope of network traffic based on port and minute volumes. The estimated total of these contracts stands at 54 million euros for 2004 and 22 million euros for 2005. Freeserve has signed the same type of contract with Energis and BT for network capacity in terms of port volume. The committed amount totals 66 million euros for 2004 and 36 million euros for 2005.
Wanadoo España signed two 5-year contracts with Retevision which started in October 2002, to buy network capacity for narrowband and ADSL customers. These commitments focus on a minimal 60% of Internet dial-up traffic, 60% of the total number of dial-up ports and 60% of ADSL customers in Retevision's geographic coverage. Wanadoo España also signed a 5-year contract (for the same period) with Uni 2 for network capacity, for the remaining 40% of its dial-up traffic. Since these commitments are based on future traffic flows, they are not valued at December 31, 2003.

For broadband service, Wanadoo France is committed to France Télécom for one year contracts regarding the management of dedicated servers, providing access to ADSL lines, and ATM collection and data transportation. The total commitment for 2004 totals 16 million euros.

Other service contracts

The subsidiaries of the Access business signed outsourcing contracts for customer care.

Wanadoo España signed a 6-year contract starting in 2003 with Electronic Data Systems Espana, the annual commitment totalled 6.2 million euros.

Wanadoo Nederland signed a 3-year contract with CSD starting in April 2003 for an annual commitment of some 2 million euros.

Guarantees

The guarantees listed here below are related to the group's everyday business.

A liability guarantee was granted to Tiscali NV in the scope of its Wanadoo Belgium disposal signed in February 2003. The threshold of the guarantee is 100 000 euros. If this threshold is reached, the guarantee covers the amounts below this threshold and up to 7 million euros.

A liability guarantee was granted to Antefilms Production in the scope of the sale of France Animation shares by Wanadoo France. This guarantee takes effect as of 29/10/03 and runs for two years. The guarantee is capped at 2 million euros the first year and 1.5 million euros the following year.

Complements to acquisition prices

As part of the acquisition deals when acquiring companies or business segments, Wanadoo is committed to pay a complement to the acquisition price if certain conditions or objectives are met. The table below sets forth the maximum amount of complements to the acquisition price that Wanadoo would be committed to pay if all the conditions were met.

Company / business acquired	Maximal complement to the acquisition price (in euros, thousands)
Access to the directory data base purchased from Intelmatique	7 000
Fit Création	136

Commitments received

Wanadoo España signed a contract with Auna, in which Auna is committed to buy advertising and a contract committing Auna to use Wanadoo España's multi-service editorial platform for its mobile services. The residual commitment totals 9.4 million euros for 2004 and 9.9 million euros for 2005.

Wanadoo France received an additional price for the sale of France Animation shares to Antefilms Production for a maximal amount of 2 million euros.

Deconsolidation and ad hoc entities

Over the time periods mentioned the group has not undertaken any deconsolidation movements.

The group has no legal commitments to ad hoc entities.

Pending litigation

Wanadoo is involved in a number of pending legal proceedings and disputes in the ordinary course of its business. The group has only made provisions for legal proceedings which are likely and for which the amount can be quantified, or estimated within a reasonable limit. In this case, the amount provisioned corresponds to the lowest estimate in the range. The amount of provisions retained is founded on the appreciation of risk on a case by case basis and does not depend on the first phase of legal proceedings. Events during the proceedings may give rise to a new appreciation of the risk.

With the exception of the legal proceedings mentioned below, neither the company, nor its subsidiaries are currently or have recently been involved in proceedings which could have a major impact on the group's financial situation, business and/or earnings.

- In December 2001, following a sector-based investigation of local loop unbundling procedures and access to broadband services in member states of the European Union, the European Commission notified Wanadoo Interactive regarding tarification of its services as an Internet Service Provider for both Wanadoo ADSL and the eXtense Pack. In

July 2003, the European Commission condemned Wanadoo to pay a fine of 10.4 million euros to be paid for abusing its position as a dominant player and practicing predatory pricing on the Internet access retail market between March 2001 and October 2002. Wanadoo contests this decision and has requested that the decision be annulled by filing the request at the Luxemburg court.

• On November 16, 1999, AOL and Cegetel requested the European Competition body for protective measures against Wanadoo and France Telecom, and lodged a formal complaint. This regards the 'Intégrales' and special offers of all-in-one Internet access packages marketed by Wanadoo. AOL and Cegetel allege so-called restrictions of competition from Wanadoo with 'Intégrales' special launch offers. The companies also fear 'predatory' pricing and connection discounts relating to the offers in the provider market, leading to a squeeze effect on tariffs. On December 21, 1999, the European Competition body dismissed AOL and Cegetel's lawsuit, notably considering fierce competition and comparable offers from other companies. The Council filed the case in October 2003.

• AOL lodged a complaint against the Competition Council against Wanadoo February 2 2004, and asked for protective measures. AOL feels that Wanadoo has practiced abusive pricing with predatory pricing and an abusive dominant position. AOL asked that Wanadoo be condemned and requested protective measures that would suspend the marketing of 512k and 1024k offers, tariff promotions as well as related advertising campaigns. No assurance can be provided as to the outcome of the matters currently pending and Wanadoo feels that the requests are unfounded.

• T-Online, Deutsche Telekom's Internet arm, filed a complaint against France Télécom for an abusive dominant position on the Internet broadband market. The competition body, by a decision handed down on February 27, 2002 and confirmed by a ruling handed down by the Court of Appeals of Paris on April 9, 2002, suspended sales of eXtense packs Wanadoo Interactive (Internet ADSL) in France Télécom agencies until July 4, 2002. Lifting this suspension was conditioned by France Telecom providing and setting up an Extranet access with two ISPs accepting this solution, as it allows for mass sales of their own packs. On July 19, 2002, Competition body noted that France Télécom noted that France has respected its obligations and and lifted the sales ban.

An inquiry is currently being carried out. France Telecom received a letter from the Competition body listing the claims on January 20, 2003, related to the sale of Wanadoo offers in France Télécom agencies. Wanadoo responded to all claims in March 2003.

• Tiscali/Liberty Surf filed a complaint with the Council on Competition against the "France Telecom Group", and sought out conservatory measures. France Telecom was notified of the complaint on April 10, 2002. Liberty Surf asked the Council on Competition to:

- • "jointly with the Minister responsible for the sector, issue a written order, with grounds, that the business or group of businesses concerned must modify, supplement, or terminate, within a specific period, all agreements and instruments by which the concentration of economic power that permitted the abuses was achieved, even if said instruments have been considered in a procedure stipulated in this section." Liberty Surf asked the Council to recommend the separation of "PagesJaunes from the company Wanadoo Interactive in order to weaken the dominant position of Wanadoo Interactive."

- - Order the following conservatory measures:

a. Order Wanadoo Interactive (WIN) to "cease all pricing practices that are abusively low, to the point of being predatory";
b. Order WIN to suspend marketing of any ADSL access offer as long as France Telecom has not proposed new rates for its IP-ADSL resale offer;
c. Order the companies of the France Telecom group to cease using technical and/or commercial data which they possess because of a dominant position to the benefit of Wanadoo and WIN in the ADSL sector;
d. Order France Telecom to implement "access to its telephone line management system to allow Liberty Surf" to access eligibility information to carry out online orders under the same conditions of efficiency and time spans as the agencies of France Telecom.

On June 19, 2002, the Competition authority fully dismissed Tiscali / Liberty Surf of its request for protective measures. The case may require further investigation, but no calendar has been determined. No assurance can be provided as to the outcome of the matters currently pending.

• An action against Wanadoo Interactive and France Telecom was filed early in 2002 with the Nanterre Commercial Court by the agent for the Mangoosta liquidation and certain shareholders of this company. The total amount of the claims filed by the plaintiffs is approximately 170 million euros which, according to the plaintiffs, is to indemnify the damages allegedly suffered by the company, because of an abuse by France Telecom and Wanadoo of their dominant position in the ADSL markets and to repay shareholders' contributions. No assurance can be provided as to the outcome of the matters currently pending.

• In early 2002, PagesJaunes decided to modify 930 work contracts of sales staff. The object of the change was to adapt the contracts to a new competitive environment. One hundred salespeople refused to sign the new contract and their work contracts were ended during the second half of 2002. To this day, more than 20 of PagesJaunes' previous employees have filed a case against their previous employer contesting the validity of the motive to terminate the work contract. No assurance can be provided as to the outcome of the matters currently pending.

• MC2 which purchased Wanadoo Edition sent a letter to Société Wanadoo France with a number of complaints and a request to guarantee liabilities. The amount of damages requested totals 7.5 million euros. No assurance can be provided as to the outcome of the matters currently pending.

• An action against France Telecom Wanadoo France and Transpac was filed and January 2004 dwith with the Paris Court of Commerce by Nerim (after Nerim had been formally requested by Transpac to pay b ills). Nerim asked the Court to deem that it had no debt lodged with Transpac and suggested that Transpac and Wanadoo carried out unfair competition, practical discrimination and abusive dominant position. The amount of damages requested totals 57 million euros. No assurance can be provided as to the outcome of the matters currently pending.

Expenses related to these various litigations are only provisioned for when they are likely and their amount can be quantified, or estimated within a reasonable scale. In this last case, the amount provisioned corresponds to the lower end of the estimated scale.

The global amount of provisions and expenses accounted for in the accounts closed at December 31, 2003 for the procedures listed above totalled 30.6 million euros.
For all of these litigations, Wanadoo deems it has solid arguments to ensure its defence

Tax litigation

• During 2001 and 2002, PagesJaunes was the subject of tax audits relating to fiscal years 1998 and 1999. The tax audit is now finished. PagesJaunes feels it has a strong case regarding the requested tax adjustments. The company has consequently, not carried out any provisions specific to this tax adjustment.

In June 2003 the tax administration started to verify Wanadoo SA accounting, limiting this verification to tax modalities of revenues perceived by the company for the year 200 and deducted tax-wise in terms of the parent company and subsidiary. The tax administration sent a notification on September 2003 to Wanadoo SA for a tax adjustment. The tax administration questions the application of the parent/child company relationship linked to Wanadoo SA's results during the share buyback by two subsidiaries. The tax administration feels that these operations can provide capital gains over the long term. The risk of a tax adjustment totals 18.4 million euros, including a penalty for tardy payment as of December 31, 2003 and questions 24.6 million euros in deficits booked in 2002 due to 2000 losses. Wanadoo contested the administration's decision on October 17, 2003. On January 26 2004, the administration addressed a letter to Wanadoo SA maintaining the tax adjustment. Wanadoo SA is contesting the administration's decision and is going to court. As a precautionary measure, the company has fully booked a provision for the fiscal risk.

26 • SUBSEQUENT EVENTS

27 • DIRECTORS' REMUNERATION

The total amount of remuneration granted to Wanadoo's Chief Executive Officer of Wanadoo SA is about 235 thousand euros.

With the exception of tokens, other Wanadoo corporate administrators did not receive any pay from the company in 2003.

27 • Scope of consolidation

Company	Country	Consolidated from	Interest
Wanadoo	FRANCE	2000	Parent company

PERIMETRE 2003

ACCESS, PORTALS AND E-MERCHANT

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolidated from	Interest	Control
Wanadoo France (ex-Wanadoo Interactive)	France	2000	100%	100%
Wanadoo Portails	France	Merged with Wanadoo France		
Wanadoo Edition	France	Sold 2003		
Nordnet	France	30/06/00	100%	100%
Wanadoo España SL	Belgium	Merged with eresMas		
Wanadoo International	Belgium	30/06/00	100%	100%
Wanadoo E-Merchant	France	2000	100%	100%
Marcopoly	France	2000	100%	100%
Maroc Connect	Morocco	30/06/00	100%	100%
Fit Production	France	2000	100%	100%
Activos Mass Market	Spain	Merged with eresMas		
Wanadoo Nederland	Netherlands	30/09/00	100%	100%
Wanadoo Belgium	Belgium	Sold 2003		
Freeserve holding plc	UK	01/03/01	100%	100%
Freeserve.com	UK	01/03/01	100%	100%
Icircle Ltd (ex Babyworld.com Ltd)	UK	01/03/01	100%	100%
Freeserve Auctions Ltd	UK	01/03/01	100%	100%
Intracus Ltd	UK	01/03/01	100%	100%
Freeserve Investment Ltd	UK	01/03/01	100%	100%
F3B Property company	UK	01/03/01	100%	100%
Freeserve Servicios de Internet	Madeira	01/09/02	100%	100%
EresMas renommée Wanadoo España	Spain	01/11/02	100%	100%
Click Viajes	Spain	01/11/02	100%	100%
IP Multimedia	Spain	merged with eresMas		
Rincon del Vago	Spain	01/11/02	89,99 %	89,99%
Autocity Networks	Spain	01/11/02	96,34 %	96,34%
Canary Guide	Spain	merged with eresMas		
Latin Red	Spain	merged with eresMas		
eresMas Inc	USA	01/11/02	100%	100%

DIRECTORIES

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolidated from	Interest	Control
Pages Jaunes	France	30/06/00	100%	100%
Kompass France	France	30/06/00	100%	100%
Wanadoo data	France	30/06/00	100%	100%
QDQ Media	Spain	01/04/01	100%	100%
Kompass Nederland	Netherlands	01/11/02	100%	100%
Wanadoo Maps	France	01/01/03	100%	100%

COMPANIES CONSOLIDATED UNDER THE EQUITY METHOD

Company	Country	Consolidated from	Interest	Control
Europortal Jumpy	Spain	01/11/02	50%	50%
Eurodirectory	France	30/06/00	50%	50%

SCOPE OF CONSOLIDATION 2002

ACCESS, PORTALS AND E-MERCHANT

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolidated from	Interest	Control
Wanadoo Interactive	France	2000	100%	100%
Wanadoo Portails	France	2000	100%	100%
Wanadoo Edition	France	2000	100 %	100%
Nordnet	France	30/06/00	100%	100%
Wanadoo España SL	Spain	30/09/00	100%	100%
Wanadoo International	Belgium	30/06/00	100%	100%
Wanadoo E-Merchant	France	2000	100%	100%
Marcopoly	France	2000	100%	100%
Maroc Connect	Maroc	30/06/00	97,88%	97,88%
Fit Production	France	2000	100%	100%
Activos Mass Market	Spain	30/09/00	100%	100%
Wanadoo Nederland (1)	Netherlands	30/09/00	100%	100%
Wanadoo Belgium	Belgium	2000	100%	100%
Freeserve holding plc	UK	01/03/01	100%	100%
Freeserve.com	UK	01/03/01	100%	100%
Babyworld.com Ltd	UK	01/03/01	100%	100%
Freeserve Auctions Ltd	UK	01/03/01	87,85%	87,85%
Intracus Ltd	UK	01/03/01	100%	100%
Freeserve Investment Ltd	UK	01/03/01	100%	100%
F3B Property company	UK	01/03/01	100%	100%
Freeserve Servicios de Internet	Madiera	01/09/02	100%	100%
eresMas	Spain	01/11/02	100%	100%
Click Viajes	Spain	01/11/02	100%	100%
IP Multimedia	Spain	01/11/02	100%	100%
Rincon del Vago	Spain	01/11/02	89,99 %	89,99%
Autocity Networks	Spain	01/11/02	96,34 %	96,34%
Canary Guide	Spain	01/11/02	100%	100%
Latin Red	Spain	01/11/02	100%	100%
eresMas Inc	USA	01/11/02	100%	100%

(1) ex- Euronet Internet

DIRECTORIES & BUSINESS SERVICES

FULLY CONSOLIDATED COMPANIES

Company	Country	Consolidated from	Interest	Control
Pages Jaunes	France	30/06/00	100%	100%
Mediatel do Brasil	Brazil	30/06/00	100%	100%
Telelistas	Brazil	30/06/00	100%	100%
Kompass France	France	30/06/00	100%	100%
Wanadoo data	France	30/06/00	100%	100%
Wanadoo Services Pro	France	2000	100%	100%

COMPANIES CONSOLIDATED UNDER EQUITY METHOD

Company	Country	Consolidated from	Interest	Control
Eurodirectory	France	30/06/00	50%	50%

82-5150

WANADOO

REPORT ON OPERATIONS

Consolidated financial statements as of December 31, 2002 and 2003

Board of Director's meeting of February 10, 2003

1 *RESULTS OF OPERATIONS*

The discussion below is established on the basis of consolidated financial statements at December 31, 2002 and 2003.
Compared with the scope of business for the consolidated financial statements at December 31, 2002, the consolidated financial statements at December 31, 2003 primarily include the following impacts:
- ✓ *the contribution of Internet businesses in Spain, stemming from the acquisition of eresMas and consolidated in Wanadoo accounts as of November 1, 2002,*
- ✓ *the sale of our Internet access and Services subsidiary in Belgium as of first quarter 2003*
- ✓ *the sale of Wanadoo Edition shares.*

Wanadoo operates in two business segments:
- Internet access (in France and internationally under the Wanadoo and the Freeserve brandname deployed across Great Britain), Portals (general portals such as Wanadoo, Voila and Freeserve, and thematic portals), and e-Merchant (business mainly stems from the alapage.com website);
- Directory access (printed format in France and Spain, as well as in the Minitel and Internet formats linked to Web site creation in France).

Discussion on consolidated net results for December 31, 2002 and December 31, 2003

The analysis of Wanadoo Group net results breaks down into two parts:
- Operating Income is analyzed through the contribution of our two business segments— Internet access, portals and E-Merchant, as well as Directory and Business Services, as defined above;
- Elements of net income that do not follow the above-mentioned business segment organisation are analysed on a consolidated basis at group level. This focus is more in line with the centralised nature of the group financing policy.

The discussion below sets forth revenues, operating income and other income statement sub-totals, which are analysed group-wide, then detailed on a segment by segment basis. The total of all segments presented below does not necessarily equal sales of services and products, operating income and other income statement sub-totals presented in the consolidated financial statements, because of the restatement of transactions between segments. These restatements are presented in Note 5 of the consolidated financial statements.

For fiscal year 2003, the accounting method for online directory advertising revenues has changed: revenues now correspond to payment over the announcement's publication on the site. Revenues were previously booked when the announcement was published. The group decided to change this accounting practice to adopt the international standards that are seeing the day and which could become mandatory for directory groups across Europe.
The impact on group 2003 revenues totals –13.8 million euros for revenues, -11.8 million euros for operating income and –7.7 million euros for net income. The impact of this change on net revenues is not significant group-wide in terms of changes over 2002/2003 and are only detailed in the directory segment.

Another analysis has been developed based on pro forma earnings for the first half of 2002 integrating eresMas' contribution for the first six months of 2002 as a means to compare the scope of business in 2003. Synthesised, the comparative data for earnings would have been:

	31/12/03	**31/12/02 pro forma (2)**	**31/12/02 published**
Revenues	2617	2073	2074
Operating income before amortisation and depreciation	347	56	90
Operating income	250	(51)	(6)
Net revenues	159	-	30

(2)The following table shows the key pro forma restatements for 2002.

Changes in the scope of consolidation mainly focus on eresMas consolidation using the full integration method and which was effective as of November 1, 2002 (renamed Wanadoo Spain on January 1, 2003, after the merger), and took effect on January 1, 2002 in pro forma data.

Other changes mainly include the sale of Wanadoo Belgium and Wanadoo Edition.

Changes in foreign exchange correspond to changes in the historic exchange rate (December 31, 2002) and the constant exchange rate (December 31, 2003), impacting pro forma data.

in euros million	**Pro forma changes (not audited)**		
	Revenues	Operating income before amort.	Operating income
Historic 2002 data	**2 075**	**90**	**(6)**
Entry in scope of consolidation: eresMas	59	(39)	(60)
Change in accounting method: Online advertising revenues	(12)	(9)	(9)
Other changes	(27)	6	15
Forex changes	(22)	8	9
2002 pro forma data	**2 073**	**56**	**(51)**

1.1 December 31, 2003 compared with December 31, 2002

Wanadoo Group	Period ending December 31		
	2003	2002	2003 / 2002
	in €m	in €m	(change in %)
Revenues	**2 617,1**	**2 074,5**	**26,2%**
Cost of services and products sold	(1 234,9)	(1 015,6)	21,6%
Sales and administrative costs	(1 027,0)	(965,4)	6,4%
Research and development	(8,0)	(3,6)	121,6%
Operating income before amortisation	**347,3**	**90,0**	**286,0%**
Depreciation and amortisation (excluding Goodwill)	(97,3)	(96,0)	1,3%
Operating income	**250,0**	**(6,1)**	
Financial income (expenses), net	73,4	55,9	
Operating income of integrated companies	**323,4**	**49,8**	
Other non-oeprating income (expenses), net	(30,5)	17,9	
Income tax	214,9	58,2	
Employee profit-sharing	(27,6)	(26,9)	
Net income of integrated companies	**480,2**	**99,0**	
Equity in net income of affiliates	0,7	0,8	
Amortisation of goodwill	(63,2)	(70,6)	
Exceptional amortisation of goodwill	(259,2)		
Minority interests	0,1	0,4	
Consolidated net income, group share	**158,6**	**29,6**	

Compared to 2002, the year 2003 posted revenue growth of more than 26%, driven by the strong upswing in access revenues, as well as a steady progression of directory revenues.[1] Profitability has improved significantly since Wanadoo is publishing a positive operating income of 250 million euros[2] versus losses of 6 million euros last year. This sharp increase stems from controlled costs across the board, and driven by the implementation of performance-based missions namely in network cost management, customer relations, and communication expenses, as well as by the restructuring the French portal operations. Higher access volumes also helped absorb the high fixed costs borne by our business.

[1] Excluding the change in the accounting method over 2003, growth would have been nearly 27%...%
[2] 262 million euros excluding the change in the accounting method for online directory advertising revenues.

To be noted, the operating income reflecting our business activities over the year has been impacted by the European Commission's fine of 10.35 million euros. In October 2003 Wanadoo France filed an appeal in the Luxemburg court.
In Spain, we are continuing to restructure our directory businesses, and the results are beginning to show, but we expect to take more time than expected to be profitable. In our review of the QDQ Media business plan we have written off an exceptional charge of 245 million euros for goodwill amortisation, noted when we acquired the company.
The prospects of recovering the tax credit recognised at the end of 2002 for a short term tax credit stemming from the rationalisation of our legal structure has resulted in a tax equal to the tax credit which appears on the income tax line for a total 214.9 million euros.

Net income totals 158.6 million euros for 2003[1] compared to 29.6 million euros for 2002.

1.1.1 *Analysis of the Operating income for the* Access, Portals and E-Merchant *segment*

The Access, Portals and E-merchant segment includes the following:

- Activities as an Internet Service Provider through dial-up, cable or ADSL access under the brand names Wanadoo, Freeserve and Nordnet, in France and internationally.
- Activities to create and operate general and specialized portals as well as audiovisual content
- E-merchant activities

Access, Portals and e-Merchant Segment	**Period ending December 31**		
	2003	**2002**	**2003 / 2002**
	in €m	**in €m**	**(change in %)**
Revenues	1 708,4	1 199,0	42,5%
Cost of products and services sold	(1 012,7)	(782,3)	29,4%
Sales, general and administrative expenses	(649,6)	(582,2)	11,6%
Research and development	(0,8)	(0,7)	7,0%
Operating income before amortisation	45,3	(166,3)	-127,3%
Amortisation excluding Goodwill)	(83,2)	(79,9)	4,2%
Operating earnings	(37,9)	(246,2)	-84,6%

1.1.1.1 Revenues

The following table shows the breakdown of consolidated net revenues for the *Access, Portals and E-merchant* segment by product line for periods ending December 31, 2003 and December 31, 2002 and the percentage change in these lines between the two periods.

Access, Portais and e-Merchant Segment	**Period ending December 31**		
	2003	**2002**	**2003 / 2002**
	in €m	**in €m**	**(change in %)**
Access,	**1 514,4**	**1 031,5**	**46,8%**
Connectivity revenues	*1 444,9*	*963,1*	*50,0%*
Others	*69,5*	*68,4*	*1,6%*
Portais	**137,9**	**116,7**	**18,2%**
Advertising revenues and e-merchant	*73,5*	*53,7*	*37,0%*
Others	*64,4*	*63,0*	*2,1%*
E-merchant	**56,1**	**50,8**	**10,4%**
TOTAL REVENUES	**1 708,4**	**1 199,0**	**42,5%**

Between full year 2003 and full year 2002, net revenues for the *Access, Portals and E-merchant* segment 509.4 million euros or +42.5%.

Access Revenues

Access Revenues, totaling 1514.4 million euros at December 31, 2003, includes all revenues generated by the operation of the Internet access services on the dial-up, cable and ADSL networks, both in France and abroad, under the Wanadoo, Freeserve and Nordnet brands.

Growth in *connectivity revenues*, to 1444.9 million euros at December 31, 2003, was due to the following phenomena:

- The active customer base grew from 8.416 million at end-December 2002 to 9.153 million customers at end-June 2003, representing a growth rate of 8.8% over the year.
- On each of its markets, Wanadoo has benefited from growth opportunities by capitalising on promotions seeking to meet client needs, and which reflect market maturity. In the United Kingdom, Freeserve boosted the number of paying subscribers in its overall customer base (43% at end- December 2003 versus 37.8% at end-December 2002). These actions have also helped boost Wanadoo's ARPU (Average revenue per user on a monthly basis).

Other revenues, at 69.5 million euros at December 31, 2003, primarily reflect:

(i) Revenues from marketing domain names in France and value-added services building on access services, such as anti-virus solutions, parental control, and international hosting services.

(ii) Leasing of cable modems and fees for additional services (sales assistance, up-load, etc.,) for cable Internet.

(iii) The sale of kits and packs and revenues stemming from sales assistance in France.

Portal Revenues

Revenues from portals are generated by advertising revenues for Wanadoo sites across Europe and other revenues, stemming mainly from production and billing premium (paying) services.

Advertising revenues showed robust growth over the period, surging 37% to total 73.5 million euros at December 31, 2003. This upswing stems from enhanced advertiser confidence in the Internet as a media, with Wanadoo further benefiting from its leadership status in France, and improving its status in other countries as well. More, this growth has occurred despite the advertising market's overall stability, especially true in countries where Wanadoo is present. Finally, this growth is also linked to eresMas' business in Spain and for which the company has been included in Wanadoo Spain's consolidated results since November 2002.

Other revenues primarily stem from the production and marketing of audiovisual content, distribution and co-production of offline products, marketing premium services, and barter exchanges. These revenues grew significantly, buoyed by a higher level of barter exchanges which seek to enhance Wanadoo brand visibility on other Internet sites, as well as premium services.

E-merchant revenues

E-merchant revenues are generated by online sales of cultural products (books, music, movies, games, etc.) as well as consumer household items (kitchen, hifi, TV) and IT equipment for 12.1 million euros as well as the sales of books to professionals (bookstores, libraries...).
E-merchant revenues grew 10.4% over the period, spurred by a higher volume for cultural products as well as consumer household and electronic goods, since alapage.com took 1 221 000 orders over 2003 versus 1 005 000 orders a year earlier.

1.1.1.2 Cost of Products and Services sold

Between December 31, 2002 and December 31, 2003, the cost of Products and Services sold rose 29.4%, whereas sales jumped by 42.5%.
The ratio for cost of Products and Services sold to revenue continued to improve (59% at end-year 2003 versus 65% at end- year 2002). This improvement is the fruit of optimised network

costs for each of our access offers as well as streamlined portal operations. In access, improved profitability was offset by higher costs linked to the more recent and less profitable broadband offers compared to our narrowband offers.

1.1.1.3 Administrative and sales costs

	Period ending December 31		
	2003	2002	2003 / 2002
	in €m	in €m	(change in %)
Sales costs	(580,6)	(512,2)	13,4%
Administrative costs	(69,1)	(70,1)	-1,4%
Sales and Administrative costs	**(-649,6)**	**(582,2)**	**#VALEUR!**

Sales costs for the Access, Portals and E-merchant segment rose 34% at December 31, 2003 versus 42.7% at December 31, 2002.
This trend underscores the efforts Wanadoo is taking to combine growth and profitability by controlling sales and marketing expenses. Marketing spend levels for the first half of 2003 translate the efforts Wanadoo is making to woo new customers and promote customer migration towards paying subscription offers or broadband, depending on the local market.

Administrative costs represented less than 4% of revenues at December 31, 2003 versus 5.8 % at December 31, 2002.

1.1.1.4 Operating income before depreciation and amortisation

At December 31, 2003, income for operating income before depreciation and amortisation at 45.3 million euros, versus losses of –166.3 million euros compared to December 31, 2002, due to improved profitability of Internet access businesses, where Wanadoo is present.

1.1.1.5 Amortisation and depreciation

Amortisation and depreciation (excluding goodwill) totaled 83.2 million euros versus 79.9 million euros at December 31, 2002.
The upswing stemmed from the scope of consolidation linked to the eresMas acquisition at end 2002.

1.1.1.6 Operating income

The operating loss for the Access, Portal and E-merchant segment for 2003 totaled –37.9 million euros, up nearly 208 million euros compared to 2002.

1.1.2 Analysis of Operating income for the Directory *segment*

Directory Segment	Period ending December 31		
	2003	2002	2003 / 2002
	in €m	in €m	(change in %)
Revenues	918,0	880,4	4,3%
Cost of services and products sold	(230,9)	(241,2)	-4,2%
Sales and administrative costs	(350,3)	(348,1)	0,6%
Research and development	(1,7)	(2,4)	-28,2%
Operating income before depreciation and amortisation	335,1	288,7	16,1%
Amortisation and depreciation	(13,1)	(15,5)	-15,5%
Operating income	322,0	273,2	17,9%

1.1.2.1 Net revenues

The following table shows the breakdown by product line of the consolidated net revenues for the *Directories* segment for the periods ending December 31, 2002 and December 31, 2003 and the percentage change between the two periods.

Directory **Segment**	Period eneding December 31		
	2003	2002	2003 / 2002
	in €m	in €m	(change in %)
Directory	**918,0**	**880,4**	**4,3%**
print advertising revenues	*649,0*	*627,6*	*3,4%*
online davertising revenues	*200,4*	*184,8*	*8,5%*
site creation	*20,9*	*20,6*	*1,9%*
others	*47,7*	*47,4*	*0,5%*
TOTAL REVENUES	**918,0**	**880,4**	**4,3%**

Between December 31, 2002 and December 31, 2003, revenues for the Directories segment grew 37.6 million euros, or +4.3%.

Revenues were impacted over 2003 by a change in the accounting method used to book revenues for online advertising directories. This change can be explained by the group's ambition to implement international accounting standards and which could become mandatory for all European directories. Excluding the accounting method change which had a

negative impact on online advertising revenues in 2003 for a total 13.8 million euros, revenue growth for the directory segment would have totaled 6%.

Directory revenues

In the Directory segment, revenues stemming from *print advertising* revenues correspond to revenues generated by the publication of advertising inserts in the print directories. Revenues in this business year on year show a 3.4% upswing in 2003.
In France, directory growth was spurred by print directories where growth neared 5%. In Spain, however, revenues slipped, due to a number of large accounts which have been abandoned because they do not represent significant revenues. More, payment recovery for large accounts pushed QDQ Media to stop lead generation for these large accounts, as they generated losses, which were not offset by the 8%-plus growth in other customer categories.

Revenues for on-line advertising are generated by the sale of advertising inserts on the Internet services (Pages Jaunes Internet and Kompass.fr) as well as Télétel (3611) directory services. The 8.5% growth rate is directly impacted by the change in accounting methods for online directory revenues in 2003. Excluding the change in method, growth would have totaled 16% in 2003, mainly due to the following:
(i) revenue growth for pagesjaunes.fr 24%, stemming from audience growth on this media and the number of Internet advertisers, (275,000 announcers at end-year 2003 versus 238,000 at end-year 2002.
(ii) a drop in advertising revenue by the Télétel online directory totaling 8%.

Revenue generated by the *sites* correspond to the sale of standard sites designed for businesses and marketed by the PagesJaunes sales force, created and uploaded on site by PagesJaunes.

Other revenues were stable between December 31, 2002 and December 31, 2003 and encompass:

- Marketing and sales of B to B Directories by Kompass,
- Marketing and sales of a France Télécom directory data base to be used for direct marketing purposes,
- Marketing and sales of theme-based directories,
- Kickbacks received from France Télécom for publishing the reverse online directory, « Quidonc »

1.1.2.2 Cost of Products and Services sold

Between December 31, 2002 and December 31, 2003, the cost of Products and Services sold dropped 4.2% while revenues grew 4.3%.
This marked improvement stems from gains in paper purchases, printing and optimised printing.

1.1.2.3 Administrative and sales costs

Administrative and sales costs for the Directories and Business Services segment grew 0.7% between December 31, 2002 and December 31, 2003 which is less than revenues which grew over the same period at 4.3%.

1.1.2.4 Operating income before depreciation and amortisation

Operating income before depreciation and amortisation grew 12% between end-year 2002 and end-year 2003. Moreover, the operating income before depreciation and amortisation margin for this segment moved from 32.8% to 36.5% over the same period. In France, the operating income before depreciation and amortisation margin even totalled 42% for the year.

1.1.2.5 Amortisation and depreciation

Amortisation and depreciation (excluding Goodwill) was stable at 13.1 million euros at end-December 2003, and totaled 15.5 million euros at end December 2002.

1.1.2.6 Operating income

Operating income for the Directories segment posted a figure nearing 322[1] million euros at end-June 2003 versus 273 million euros at end-December 2002, pointing to a sharp upswing in the profitability of the Directory business.

[1] €334m excluding the change in the accounting method for online directory revenues.

Analysis of consolidated net income (loss)

The table below presents the consolidated net income of the Wanadoo Group generated by all businesses.

	Period ending December 31	
	2003	2002
	in €m	in €m
Operating income	**250,0**	**(6,1)**
Financial income, nets	73,4	55,9
Other non-operating income expenses net	(30,5)	17,9
Employee profit sharing	(27,6)	(26,9)
Income taxes	214,9	58,2
Equty in net income of affiliates	0,7	0,8
Income before amortisation of goodwill and minority interests	**480,9**	**99,9**
Amortisation of goodwill	(63,2)	(70,6)
Exceptional amortisation of goodwill	(259,2)	-
Minority interests	0,1	0,4
Consolidated net income, group share	**158,6**	**29,6**

1.1.3 Net financial income

At December 31, 2003, financial income grew as the net cash position was higher (1.546 million euros at December 31, 2002 and 2 005 million euros at December 31, 2003 versus 1.496 million euros at December 31, 2001).

1.1.4 Other non-operating income products/expenses

At December 31, 2003, other non-operating products/expenses mainly correspond to:
(i) Restructuring expenses at Wanadoo Portals and Wanadoo SA, as well as site closures in Wanadoo Spain and the outsourcing of the call center,
(ii) An exceptional depreciation of 11.2 million euros on the sale of the Wanadoo Editions investment.

At December 31, 2002, other non-operating products/expenses mainly correspond to:
(iii) The sale of the building owned by PagesJaunes and sold during the first quarter of 2002.
(iv) Income from the sale of Business Services to France Telecom.

1.1.5 Income taxes

At end-December 2002, the tax carryover linked to the group's tax credit were depreciated for a total 391.2 million euros. In light of profitability to be posted by French companies included in the tax structure, and bolstered by Wanadoo France's access business over 2003, the Group noted a deferred tax credit, discounted and net of consumptions for the year of 214.9 million euros.

1.1.6 Equity in net income of affiliates

The income from equity companies consists of the contribution from the sub group, Eurodirectory, including Europortal Jumpy, a subsidiary of eresMas which was acquired and integrated as of November 1, 2002.

1.1.7 Employee profit-sharing

The profit-charge per entity calculated in accordance with the legal requirements was 27.6 million euros for the Wanadoo Group at December 31, 2003 and 26.9 million euros at December 31, 2002.
This expense is mainly based on earnings generated by PagesJaunes.

1.1.8 Amortisation of goodwill

Higher goodwill amortisation between December 31, 2002 and December 31, 2003 primarily came from the exceptional amortisation recognised at December 31, 2003 for QDQ Media and totaling 245 million euros. Restructuring undertaken at QDQ Media is starting to bear fruit, namely in terms of the re-organisation of the sales team. The breakeven point, however, has been delayed compared to our previous estimates. The new business plan accounts for this delay and we feel that this year it is cautious to book an amortisation fee for the QDQ Media acquisition. The amount amortised corresponds to the difference between net consolidated value of the company booked in Wanadoo accounts and the estimated enterprise value for the Wanadoo group, based on discounted cash flows which account for the adjusted cash position.

1.1.9 Net income (loss)

Net income for the Wanadoo Group totaled 158.6 million euros at December 31, 2003 versus income of 29.6 million euros at December 31, 2002.

1.2 December 31, 2002 compared with December 31, 2001

	2002 in €m	2001 in €m	2002 / 2001 (change in %)
Revenues	**2 074,5**	**1 563,3**	**32,7%**
Cost of poducts and services sold	(1 015,6)	(837,3)	21,3%
Sales and adminstrative expenses	(965,4)	(786,0)	22,8%
Research and development	(3,6)	(3,4)	4,8%
Operating income before amortisation	**90,0**	**(63,5)**	
Amortisation (excluding Goodwill)	(96,0)	(89,5)	
Operating income	**(6,1)**	**(153,0)**	
Financial income (expenses) net	55,9	72,4	
Other non-operating income (expenses) net	17,9	(25,3)	
Employee profit sharing	(26,9)	(21,7)	
Income tax	58,2	(2,7)	
Equity in net income of affiliates	0,8	0,8	
Income before amortisation of goodwill and minority interests	**99,9**	**(129,6)**	
Amortisation of goodwill	(70,6)	(63,9)	
Minority interests	0,4	0,2	
Consolidated net income, group share	**29,6**	**(193,2)**	

Compared to 2001, the first half of 2002 showed higher revenues of 33%, driven by stronger access revenues.
Profitability improved significantly since for the first time since its stock market listing Wanadoo published a positive half year figure of 29 million euros for its operating income before depreciation and amortisation, and confirmed this move into the black for full year 2002 with 90 million euros versus losses of 63.5 million euros a year earlier. This sharp improvement stems from controlled costs across all business segments, as well as higher business volumes, especially in access, which will help absorb a number of steep fixed costs in Wanadoo businesses. The year 2002, was also the first year for which the French access business posted a positive half-year figure for its operating income before depreciation and amortisation.
In addition, the first half year of 2002 was impacted by the sale of the PagesJaunes building and sales of our stakes in Brazil based directories, as well as Business Services which posted a non-operating profit of 34 million euros.
Finally, the legal consolidation led to a number of internal changes, which did not impact the scope of consolidation and which for French operations, led to a tax credit. Consequently, for the current fiscal year the group's tax credit means it will not pay taxes, and our subsidiaries' losses, which will almost certainly lead to a deferred tax credit totaling 56 million euros.

Net consolidated profits totaled 29 million euros for 2002, versus net losses of 193 million euros in 2001.

1.2.1 *Analysis of Operating income of the* Access, Portals and e-Merchant *segment*

The Access, Portals and E-Merchant segment covers:

- Activities as an Internet Service Provider through dial-up, cable and ADSL access, under the brandnames Wanadoo, Nordnet and Freeserve, for operations in France and internationally
- Activities of creation and operation of general and specialised portals as well as audiovisual content
- e-merchant activities

Access, Portals and E-Merchant Segment	**Period ending December 31**		
	2002	**2001**	**2002 / 2001**
in euros million			**(change in %)**
Revenues	1 199,0	715,9	67,5%
Cost of products and services sold	(782,3)	(559,5)	39,8%
Sales and administrative costs	(582,2)	(446,0)	30,5%
Research and development	(0,7)	(0,3)	107,5%
Operating income before amortisation and depreciation	(166,3)	(289,9)	42,7%
Amortisation (excluding Goodwill)	(79,9)	(69,5)	15,0%
Operating income	(246,2)	(359,4)	31,5%

changes calculated on non rounded figures

1.2.1.1 *Net revenues*

The following table shows the breakdown of consolidated net revenues for the *Access, Portals and E-merchant* segment by product line for periods ending December 31, 2002 and December 31, 2001 and the percentage change in these lines between the two years.

Access, Portals and E-merchant Segment	Period ending December 31		
	2002	2001	2002 / 2001
in euros, million			(change in %)
Access	**1 031,5**	**564,3**	**82,8%**
Connectivity revenues	*963,1*	*526,9*	*82,8%*
Others	*68,4*	*37,4*	*82,8%*
Portals	**116,7**	**115,1**	**1,4%**
advertising and e-commerce revenues	*53,7*	*47,9*	*12,1%*
Others	*63,0*	*67,2*	*-6,2%*
E-merchant	**50,8**	**36,6**	**38,9%**
TOTAL REVENUES	**1 199,0**	**715,9**	**67,5%**

changes calcualated on non rounded figures

Between 2002 and 2001, revenues for the *Access, Portals and E-Merchant* segment grew 483 million euros. Access revenues were the main drivers behind this upswing.

1.2.1.1.1 Access revenues

Access revenues at December 31, 2002 totaled 459 million euros, and include all revenues from operations of Internet access services on the dial-up, cable and ADSL networks, in France and abroad, operating under the Wanadoo, Freeserve and Nordnet brands.
The rise in *connectivity revenues* almost doubled to 963 million euros at December 31, 2002, is the result of the following phenomena:

- A sharp upswing in the customer base which added on another 1.5 million active subscribers, excluding the acquisition effect of eresMas and MyWeb.
- Impact on access revenues with the entrance of eresMas in the scope of consolidation, or 15 million euros in 2002.
- The increase in average revenue per user (ARPU) in all countries can be explained by the total number of paying clients in a customer base which is greater in 2002 than in 2001, and further spurred by BroadBand offers which drives higher ARPU. This effect on ARPU is especially visible in France where ARPU grew 14%, moving from 13.3 euros at end 2001 to 15.1 euros at end 2002. The change in product mix between the offers significantly underlines the importance of paying offers and the higher percentage of ADSL subscribers which involves a higher tariff. In 2002, more than half of new subscribers signed up for a BroadBand package; the BroadBand customer base at end 2002 accounted for 27% of the total customer base compared to 18% of end 2001. represented 64% of the total base versus 59% at end-June 2001.

Other revenues, of 27 million euros at December 31, 2002, primarily includes:

(iv) Revenues from marketing domain names in France and value-added services which build on access services, such as anti-virus solutions, parental control and international hosting services

(v) Leasing of cable modems and invoicing complementary services (sales assistance, up-load…) to use cable Internet

(vi) The sale of kits and packs and the invoicing of sales assistance in France

(vii) Premium services offered by the portals

Between 2001 and 2002, *Other* revenues grew by close to 83%, for the most part driven by the higher volume of Broadband kit sales and to the development of premium services.

1.2.1.1.2 *Portal revenues*

Revenues generated by portals include all advertising revenues generated by all Wanadoo sites across Europe, and diverse revenue, mainly corresponding to production activities and billing of premium services.

.

Between 2001 and 2002 *Advertising and e-merchant revenues* benefited by the entrance of eresMas in the scope of consolidation, since eresMas contributed 4.5 million euros. Excluding eresMas, revenues slipped due to the sluggish European online advertising market. In France, advertising revenues between 2001 and 2002 fell 16%. compared to levels registered at December 31, 2001 totaling 23 million euros. This

Other revenues mainly stem from the following services:

- The production and marketing of audiovisual content by Fit Production. These revenues correspond to productions delivered to broadcasters
- Barter exchanges carried out with partners for which Wanadoo exchanges online advertising on Wanadoo portals, in exchange for tangible or intangible services (cross advertising).
- Revenues generated by premium services (massively multi player online game, classifieds and other service providers)
- Co-production and distribution of off-line products (CD-Roms)…

The difference in revenues between 2001 and 2002, is mainly due to a time lag in broadcast delivery by Fit Productions , and revenues which slipped compared to 2001. Lower revenues are due to a delivery calendar for 2002 which extended into 2003. Premium service offers registered their first revenues in 2002 and at end year accounted for close to 10% of other portal revenues.

1.2.1.1.3 *E-merchant Revenues*

E-merchant revenues correspond to revenues grossed by alapage.com for cultural products sold online (books, music, movies, games, etc.,), as well as consumer electronics (hifi and household goods).
For 2002, the consolidation of the Wanadoo brand highlighted alapage.com as a key e-commerce cultural site. The number of orders over the year topped one million, posting growth of more than 25% in volume compared to 2001. In 2002 the average order totaled 35.5 euros, up 2% compared to 2001, due to a higher number of multimedia products.

1.2.1.2 Cost of Products and Services sold

Between December 31, 2001 and December 31, 2002, the cost of Products and Services sold increased 40% while revenues neared a rise of 68%.
The improved ratio for cost of Products and Services sold / Revenues pointed to revenues of 417 million euros in 2002 versus 156 million in 2001, meaning the gross margin in 2002 rose to 35% versus 22% in 2001. This upswing underlines the major efforts undertaken in 2002 to optimize costs for all businesses, illustrating how sensitive our businesses are to volume, namely in the access business which posted the highest revenue growth. In France, network costs accounted for 52% of revenues in 2001 versus 40% a year later.

1.2.1.3 Administrative and sales costs

	Period ending December 31		
	2002	**2001**	**2002 / 2001**
in million euros			(change in %)
Sales costs	(512,2)	(395,0)	29,7%
Administrative costs	(70,1)	(51,0)	37,3%
Sales and Administrative costs	**(582,2)**	**(446,0)**	**30,5%**

changes calcuataed on non-rounded figures

Sales costs for Access, Portals and E-merchant segment increased 30% between December 31, 2001 and 2002, while revenues rose 68%.
This trend marks Wanadoo's determination to contain marketing spend, despite the current launch of BroadBand offers which generate higher single customer acquisition costs.

Administrative costs represented approximately 6% of revenues at December 31, 2002, versus 7% at December 31, 2001.

1.2.1.4 Operating income before depreciation and amortisation

Between 2001 and 2002, operating income before depreciation and amortisation improved some 124 million euros, driven by a sharp increase in access profitability and proving the importance of volume and fixed costs in our business. The ISP business in France, contributes very positively to the a positive operating income before depreciation and amortisation.

1.2.1.5 Amortisation and depreciation

Amortisation and depreciation (excluding Goodwill) totaled 80 million euros at end 2002 versus 70 million euros a year earlier. The increase is in line with investments carried out the previous years to meet the growth in the customer base in both Internet access and the rising portal audience.

1.2.1.6 Operating income

Operating losses for the Access, Portals and E-Merchant segment for 2002 reached 246 million euros, showing an improvement of close to 113 million euros compared to December 31, 2001, basically driven by a strong upswing in access profitability where volumes rose sharply.

1.2.2 Analysis of Operating income for the Directories and Business Services segment

Directories and Business Services Segment	**Period ending December 31**		
	2002	**2001**	**2002 / 2001**
in euros, million			**(change in %)**
Revenues	880,4	848,2	3,8%
Cost of products and services	(241,2)	(283,8)	-15,0%
Sales and Administrative costs	(348,1)	(322,8)	7,8%
Research and development	(2,4)	(3,1)	-21,4%
Operating income before amortisation	288,7	238,5	21,0%
Amortisation and depreciation (excluding Goodwill)	(15,5)	(19,8)	-21,9%
Operating income	273,2	218,7	24,9%

changes calculated on non-rounded figures

1.2.2.1 Net revenues

The following table presents the breakdown of consolidated pro forma revenues for the *Directories and Business Services* segment per product line for periods ending at December 31, 2001 and December 31, 2002 and the percentage change in these lines between the two years. The Business Services was transferred to the France Telecom's Business Division on January 1, 2002, which explains why this line has no revenues for 2002. Moreover, Telelistas, the Brazilian directory operator was sold in 2002.

Directories and Business Services Segment	**Period ending December 31**		
	2002	**2001**	**2002 / 2001**
in euros, million			**(change in %)**
Directories	**880,4**	**836,6**	**5,2%**
print advertising revenues	*627,6*	*622,9*	*0,8%*
online advertising revenues	*184,8*	*163,4*	*13,1%*
Web site creation	*20,6*	*18,2*	*13,1%*
others	*47,4*	*32,1*	*47,8%*
Business services		**11,6**	**ns**
web-hosting		*4,5*	
others		*7,1*	
TOTAL REVENUES	**880,4**	**848,2**	**3,8%**

changes calcuialtd on non-rounded figures

Between December 31, 2001 and December 31, 2002, *Directory* revenues grew by more than 32 million euros, or up nearly+4%. On a pro forma basis, and restated to include Business services and Telelistas, Directory growth neared 8% compared to 2001 figures.

Directory revenues

Directory revenues, includes revenues for *print advertising* and correspond to sales generated by the publication of advertisement inserts in printed directories.
Excluding Telelistas revenues in 2001, revenues grew 4% over 2002. Growth namely stems from the development of new advertisers, for a total 520 000 advertisers for French print directories at end 2002 and some 80 000 in Spain.

Online advertising breaks down into advertising for Directory services on the Internet and Web site creation.
Online advertising revenues includes the sale of directory advertising space online and for Télétel (3611). Building on the success of its pagesjaunes.fr site, which has 15 million hits a month, Wanadoo has also launched an Internet offering for its Spanish directories. Revenues growth totaled 13% between 2001 and 2002, and is mainly due to the following elements:

(i) an increase in revenues generated by pagesjaunes.fr nearing 45%, over the two years. The number of advertisers at end-2002 topped 231 000, meaning more than 30 000 new advertisers signed up over 2002 Average revenue on this support grew close to 25% compared to 2001.

(ii) Between 2001 and 2002, a drop in online advertising revenues grossed by the online directory (ii) a decline in advertising revenues generated by the Télétel on-line directory by about 8%.

Revenues from the *sites* correspond to revenues from marketing and generated by the PagesJaunes sales force. PagesJaunes. also creates and uploads standard sites for businesses. Revenue growth neared 13% between 2001 and 2002.

Other revenues grew 48% between December 31, 2001 and December 31, 2002. Growth stems from the acquisition of a France Telecom company specializing in the sale of directory data for telephone operators' directory assistance and services (mainly mobile operators).

1.2.2.2 *Operating income before depreciation and amortisation*

Compared to 2001, operating income before depreciation and amortisation grew 21%.
The EBITDA margin (revenues minus the cost of products and services sold) for the Directory segment progressed, on a pro forma basis, by nearly one point compared to 2001, to 32.8%. This sharp increase underlines the major gains in volume as well as optimised directory production..

1.2.2.3 *Amortisation and depreciation*

Amortisation and depreciation (excluding goodwill) totaled 16 million euros in 2002, down compared to 2001 because of the removal from the scope of consolidation of business services.
Amortisatios are primarily for PagesJaunes and QDQ Media assets.

1.2.2.4 Operating income

Operating income for the Directories and Business Services segment neared 273 million euros at end 2002 up nearly 25% compared to 2001.

Analysis of consolidated net income (loss)

The table below provides the consolidated net income (loss) for the Wanadoo Group and generated by all activities.

	Period ending December 31	
in euros, million	**2002**	**2001**
Operating income	**(6,1)**	**(153,0)**
Financial income (expenses) net	55,9	72,4
Other non-operating income (expenses) net	17,9	(25,3)
Employee profit sharing	(26,9)	(21,7)
Income tax	58,2	(2,7)
Equity in net income of affiliates	0,8	0,8
Income before amortisation of goodwill and minority interests	**99,9**	**(129,6)**
Amortisation of goodwill	(70,6)	(63,9)
Minority interests	0,4	0,2
Consolidated net income (losses) group share	**29,6**	**(193,2)**

1.2.3 Net financial income

In 2002, financial income was primarily generated by the placement of proceeds raised at the Wanadoo IPO in July 2000.
Income primarily comes from investments made with France Telecom, and funds raised at the IPO as well as cash generated by the French Directory business, after financing our operations.

1.2.4 Other non-operating income products/expenses

At December 31, 2002, other non-operating income and expenses accunt for revenues of 18 million euros and mainly correspond to:

(v) The net income received from the sale of the PagesJaunes building for the first quarter of 2002 for 17 million euros

(vi) The proceeds stemming the transfer of the Business Services to France Telecom as stated in the Management report on operations of December 31, 2001, nearing 18 million euros.

(vii) A change in provisions for non consolidated subsidiaries for –12 million euros.

At December 31, 2001, other non-operating income and expenses mainly correspond to an expenses booked totaling 25 million euros, which primarily covers:

(viii) depreciation of current accounts and investment shares between Freeserve and three non-consolidated subsidiaries (Telepost, Globalnet and Netcall investments)

(ix) depreciation for non-consolidated shares (Riding zone, FT2M Education and Librissimo).

1.2.5 Income taxes

Due to the tax consolidation structure for French companies owned at 95% and more, the fiscal losses of these companies can be directly deducted from the taxable profits of other companies, which are members of the consolidated group. At December 31, 2002, taxable profits of the French entities were higher than taxable losses incurred by French companies included in the tax consolidation scope, meaning a net income tax at December 31, 2002 of 42 million euros. The significant upswing in the expenses stems from enhanced profitability of business units which were already profitable (namely the directories) and a significant narrowing of losses in subsidiaries in 2001.

1.2.6 Equity in net income of affiliates

Earnings for companies contributing a proportional share of income are mainly contributed by the Eurodirectory sub-group.

1.2.7 Employee profit-sharing

The profit-charge per entity calculated in accordance with the legal requirements was 12.5 million euros for the Wanadoo Group at December 31, 2002 and 8.5 million euros at December 31, 2001.
This expense is mainly based on earnings generated by PagesJaunes, and whose earnings rose between 2001 and 2002.

1.2.8 Amortisation of goodwill

Between December 31, 2001 and June 31, 2002, the increase in goodwill primarily stems from a higher increase in the 6-month amortisation figure for the first half of 2002, the amortisation of goodwill for Indice Multimedia over 4 months in 2001 and the amortisation in 2002 of the amortisation goodwill stemming from a merger in December 31, 2001 between Wanadoo Productions with Wanadoo Portals. Wanadoo Productions was formerly known as Echo Interactive, and was 100% owned at the merger and was not consolidated until this date, because the company worked almost exclusively with the Wanadoo Group and results were at equilibrium. Its integration in the scope of consolidation has not generated any changes on other lines of the income statement.

1.2.9 Net income (loss)

Net losses for the Wanadoo Group totaled -38 million euros at December 31, 2002 versus losses of -102 million euros at December 31, 2001.

2 CASH AND CAPITAL RESOURCES

At December 31, 2003, Wanadoo's net cash position totaled 2.005 million euros versus a figure of 1.546 million euros at December 31, 2002 and 1.496 million euros at December 31, 2001.

These figures are calculated in reference to the following balance sheet items:

	Period ending		
	12/31/2003	12/31/2002	12/31/2001
	in €m	in €m	in €m
Cash and short term investments (1)	2 047,9	1 644,7	1 563,4
Investments	21,1	16,3	16,1
Cash	**2 069,0**	**1 660,9**	**1 579,5**
Financial debt - medium and long term	0,3	0,3	33,6
Financial debt - short term	64,1	114,7	49,5
Financial debt	**64,4**	**115,0**	**83,2**
Net cash	**2 004,5**	**1 545,9**	**1 496,3**

(1) including current accounts and investments at less than 3 months placed with France Télécom for 1 993 million euros aut December 31, 2003, for 1 537 million euros at December 31, 2002 and 513 euros at December 31, 2001.

The table below summarizes consolidated cash flows at December 31, 2003, December 31, 2002 and December 31, 2001.

	Period ending		
	12/31/2003	12/31/2002	12/31/2001
	in €m	in €m	in €m
Funds generated from (used by) operations	554,9	149,8	(183,7)
Investing activities	(99,7)	(89,9)	(212,0)
Financing activities	(50,5)	23,1	(115,1)
Change in scope of consolidation and exchange rate flows	(1,4)	(1,8)	0,0
Change in net cash position	**2 047,9**	**1 644,7**	**1 563,4**

Compared to December 31, 2002, the group's net cash position increased by 403 million euros, mainly due to the funds generated by operations totaling 555 over the year, of which part of this amount stems from enhanced working capital requirements. The key improvement, however, stems from special attention paid to customer accounts and for which the balance has remained unchanged since December 31, 2002 despite a significant surge in revenues.

3 *CAPITAL EXPENDITURES*

	Period ending December 31		
	2003	**2002**	**2001**
	in €m	**in €m**	**in €m**
Tangible and intangible investments	(77,1)	(123,2)	(93,7)
in the Access, Portals and e-merchant segment	*(66,1)*	*(91,9)*	*(95,8)*
in the Directory segment	*(10,2)*	*(15,1)*	*(14,8)*
in the Holding	*(0,8)*	*(16,2)*	*16,9*
Income from the sale of tangible and intangible assets	1,9	53,6	1,9
Financial investments	(16,3)	(28,0)	(111,6)
Other changes: market securities and other long term assets	(8,2)	7,8	(8,6)
Investment expenses	**(99,7)**	**(89,9)**	**(212,0)**

The financial investments primarily composed of:

(i) Buyout of QDQ minority shareholders

(ii) Complementary or deferred payments for acquisitions realised in 2001 and for the years before (Indice Multimedia...)

4 *STOCK OPTION PLANS*

On July 18 2000, the Board of Directors of Wanadoo granted a number of employees 4,259,000 options to purchase a corresponding number of Wanadoo shares at a unit share price of 19 euros. At December 31, 2003, 4 741 000 options were in circulation.

On March 21, 2001, the Board of Directors of Wanadoo granted a number of employees 5,603,129 options to purchase a corresponding number of Wanadoo shares at a unit share price of 6.12 euros. At December 31, 2003, 2 041 569 options were in circulation.

On April 2, 2001, the Board of Directors of Wanadoo granted a number of employees a total 11,116,500 options to purchase a corresponding number of Wanadoo shares at a unit share price of 6 euros. At December 31, 2003, 10 100 000 options were in circulation.

On November 26, 2001, the Board of Directors of Wanadoo granted a number of employees a total 1,816,215 options to purchase a corresponding number of Wanadoo shares at a unit share price of 6 euros. At December 31, 2003, 1 232 940 options were in circulation.

On June 4, 2002, the Board of Directors of Wanadoo granted certain employees a total of 9,793,156 options to purchase a corresponding number of Wanadoo shares at a unit share price of 5.4 euros. At December 31, 2003, 8 802 882 options were in circulation.

On November 26, 2002, the Board of Directors of Wanadoo granted a number of employees a total 1,117.327 options to purchase a corresponding number of Wanadoo shares at a unit share price of 5.4 euros. At December 31, 2003, 1.016.564 options were in circulation.

On November 26, 2003, the Board of Directors of Wanadoo granted a number of Wanadoo and Freeserve employees a total 5 400 000 options were attributed, to purchase a corresponding number of Wanadoo shares at a unit share price of 6.48 euros. At December 31, 2003, 5 392 000 options were in circulation.

On December 31, 2003, the Board of Directors of Wanadoo granted a number of employees a total 39 105 327 options were attributed, of which 32 326 955 are in circulation, which accounts for 2.16% of the total amount of shares of the capital stock or 1 495 264 412 shares.

5 *TREASURY STOCK*

At December 31, 2003, Wanadoo held 10,745, 86,5 shares in treasury stock. The assets are shown in reduction in shareholders' equity for a total 68,616,740 euros.

6 *IMPLEMENTING IFRS STANDARDS IN THE GROUP*

The France Telecom Group established a plan for switching over to international accounting standards (IAS/IFRS) as of July 2003. The goal was to identify the main differences in accounting methods in the first half of 2004 and to prepare the opening balance sheet on January 1st, 2004 in accordance with the new standards, as soon as the IASB publishes the most recent version, presumably during fiscal year 2004.

This plan is part of a broader program aimed at enhancing the Group's financial reporting work and forging a new tool for consolidating/producing statements that can be used in the entire Group.

In order to ensure that these new accounting policies and their implementation remain consistent Group-wide, the IFRS conversion plan has been assigned to a central team that coordinates the entire plan both for the Group and its constituent units.
The initial, "diagnostic" phase of the plan, already under way, has been designed to determine to what extent the new standards differ from current practice at France Telecom. It will be followed by implementation in terms of process/training and information systems in 2004, especially so that the new consolidation tool can be applied as of 2005.

The Wanadoo Group is taking part in the main monitoring bodies set up to guarantee the success of the plan and track the progress being made. Three organizational levels are involved:

- A Program Steering Committee including key figures at Group and sub-Group level.
- A Technical Committee in charge of pre-validating the major IFRS technical points and options.

- A Strategic Program Committee straddling all IFRS/new consolidation and reporting plans that brings together the Executive Directors and Finance Management.

- Here are the key standards identified by the Group as likely to impact Group accounts for 2005 and comparative figures for 2004:
  - The manner in which financial statements and business-segment information is presented. The new international standards may significantly change the way income statements are drawn up, particularly inasmuch as the notion of non-operating income and expense are eliminated, and goodwill amortization is incorporated into operating income. The same goes for balance sheets, since assets and liabilities are now to be classified according to time horizon. Detailed information by business and/or geographical segment is also a requirement. Preparation of this information in accordance with IAS 14 standards is currently being examined.
  - The way intangible assets are valued. In light of current discussion within the IASB on proposed standards for defining, valuing and amortizing intangible assets (ED3 and revisions of IAS 36 and IAS 38), Wanadoo is not in a position today to gauge to what extent the new standards depart from the French GAAP rules currently used by the Group in drawing up its accounts.
  - Deferred taxes. Contrary to the provisions on how to prepare consolidated statements, IAS 12 requires that all deferred tax liabilities relating to intangible assets be recognized at the time of business combination. Discounting deferred tax liabilities is henceforth prohibited.
  - Payment in shares (with standards currently evolving). For the record, this is only valid for plans established from November 2002 on.
  - Finally, the standard on first-time adoption of IAS/IFRS contains specific provisions and options currently being examined by the Group. In particular, they involve whether or not to restate business combinations that took place prior to January 1st, 2004, how to carry property, plant and equipment, the requirement to reset to zero any actuarial gains or losses on employee benefits and how to treat foreign exchange differences classified under shareholders' equity.

7 *OUTLOOK*

Over 2004, Wanadoo confirms its ambition to further growth in Internet businesses by acquiring new Broadband clients and by uptrading existing customers to Broadband offers. Wanadoo also plans to increase operating income.